FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Results
JANUARY-DECEMBER 2005

ENDESA posts a net income of Euro 3,182 million in 2005, the highest figure ever for the Company with an increase of 154% compared to 2004.

On a pro forma basis without considering asset sales, 2005 net income would have been Euro 1,841 million, an increase of 60% and would still be the highest figure ever for the Company.

All of ENDESA’s businesses have achieved excellent results.

Solid performance from the electricity business in Spain and Portugal, with a Euro 1,358 million net income, a 52.9% higher that 2004.

Strong net income growth in Europe, totalling Euro 425 million (+151.5%) and Latin America with Euro 262 million (+106.3%).

Total EBITDA for ENDESA rose to Euro 6,020 million and EBIT to 4.244 million, with significant growth achieved: +33.2% and +49.1% respectively.

Europe and Latin America represent 45.9% of total EBITDA, underscoring the company’s importance as a multinational player.

Total output was 185,264 GWh in 2005, a rise of 5.4%, and electricity sales reached 203,335 GWh, up 12.2% vs. 2004.

With these results the targets presented in the Company’s Strategic Plan “ENDESA: Stronger business, greater value” can be surpassed.

Net income and EBITDA growth in 2005 was well above the committed targets.

Financial leverage at year end 2005 (112%) was much better than the target set in the Strategic Plan (140%).

Growth forecasts of main financial figures for 2006 confirm the objectives of the Strategic Plan can be clearly surpassed.

The Company’s Board of Directors has approved that it will propose to the General Shareholders' Meeting a total gross dividend against 2005 earnings of Euro 2.4 per share, with a final dividend of Euro 2.095 per share, payable on 3 July 2006.

Solid confirmation of

ENDESA’s higher value

CONTENTS

Key facts and figures for the period 05

Consolidated results 12

Achievement of the objectives
of the 2004-2009 Strategic Plan 20

Results by business line 23

Electricity business in Spain and Portugal 24

Electricity business in Europe 35

Electricity business in Latin America 40

Accounting criteria 47

Statistical appendix 49

KEY FACTS AND FIGURES
FOR THE PERIOD

SHARP GROWTH IN NET INCOME IN ALL OF THE COMPANY’S BUSINESSES

¾	Electricity business in Spain and Portugal posted net income of Euro 1,358 million in 2005, an increase of 52.9%.

¾	Net income from the electricity business in Europe rose 151.5% to Euro 425 million.

¾	Net income from the electricity business in Latin America was Euro 262 million, up 106.3% compared to 2004.

STRONG GROWTH IN KEY P&L ITEMS

¾	The gross margin advanced 23.8% to Euro 9,126 million.

¾	Gross operating profit (EBITDA) was Euro 6,020 million, a 33.2% rise.

¾	Operating profit (EBIT) grew 49.1% to Euro 4,244 million.

¾	Cash flow from operations totalled Euro 4,209 million, 23.1% higher than in 2004.

THESE RESULTS ARE WELL ABOVE THE TARGETS SET OUT IN THE 2004-2009 STRATEGIC PLAN PRESENTED TO THE MARKETS

¾
Full-year net income growth - 154% - exceeds the commitment made in the Strategic Plan presented to the markets on 3 October 2005 in the document “ENDESA: stronger business, greater value”, which set a target of 12% annual growth.

¾	Full-year EBITDA growth -33.2% - was greater than the commitment made in the Plan, which is between 10% and 11% annual growth.

¾	Financial leverage as of 31 December 2005 was 8 percentage points better than the forecast for the full year and 28 percentage points better than the strategic target.

¾
Growth in net income and capital gains from the sale of Auna - Euro 1,341 million after tax - confirm the viability of the proposal to pay Euro 7,000 million in dividends to shareholders over five years.

¾	Therefore, results for 2005 are well above the targets set by the Strategic Plan, confirming that these targets can be clearly surpassed and thus ENDESA’s higher value.

IMPROVED FINANCIAL LEVERAGE

¾	Financial leverage stood at 112% at the end of 2005, down from 151.2% at the beginning of the year.

¾	Net debt was Euro 18,281 million at the end of the year, below the figure of Euro 18,698 million at the beginning of 2005.

ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

Solid performance in the context of a severe drought, high fuel costs and insufficient allocation of CO2 emission rights

¾	Net income from the electricity business in Spain and Portugal increased by 52.9% and accounted for 42.7% of ENDESA’s total net income.

¾	EBITDA grew by 32.1% and EBIT by 58.1%.

¾	Fixed costs fell by 4.4% in the fourth quarter of 2005 vs. 4Q 2004, in line with the targets established in the Efficiency Improvement Plan.

¾	The effects of the drought and the rise in fuel costs have had less impact on ENDESA compared to its peers. The Company’s better position is due to a more balanced generation mix than its competitors.

Largest generator and top selling power company in Spain

¾	ENDESA has strengthened its leadership position in the Spanish electricity market in 2005

It remains the company with the largest market share in total generation and total electricity sales.

¾
The Company met 92.8% of its Spanish demand using its own output, a balance between generation and demand that gives it a clear competitive advantage over its competitors. This allows ENDESA to lower its exposure to risks arising from changes in rainfall patterns and fluctuations in wholesale prices.

¾	ENDESA’s coal-fired plants achieved an availability rate of 86.5% in 2005, playing an important role in securing electricity demand for the system.

¾	The CO2 emission rights deficit totaled Euro 185 million in 2005, corresponding to a deficit of 8.5 million tonnes.

Continued improvement in quality of supply

¾	Average interruption time improved by 25% at ENDESA in 2005 (vs. 2004) in the distribution areas of mainland Spain supplied by the Company.

¾	In the islands, average interruption time improved by 9% without taking into account the exceptional effects of hurricane “Delta” which hit the Canary Islands at the end of November.

Spain’s utility with the largest investment levels

¾
ENDESA invested Euro 2,660 million in Spain and Portugal in 2005, of which Euro 2,382 million, or 90%, was capex. This underscores ENDESA’s status as Spain’s utility with the largest investment levels.

¾	Euro 1,369 million of capex was spent in upgrading distribution facilities to increase quality and security of supply.

¾
The construction of the 400 MW Cristóbal Colón CCGT plant in Huelva entered its final stage in the fourth quarter of 2005 and construction of the 800 MW CCGT plant in As Pontes (La Coruña) also progressed according to schedule.

¾	Wind farms with a capacity of 149 MW came on stream in 2005 and the Company currently has up to 462 MW under construction.

A major competitor in the natural gas sector, with a total market share of 12%

¾	ENDESA sold a total of 22,595 GWh in the Spanish natural gas market in 2005, which, together with the 22,222 GWh supplied to its own plants, represents a total market share of 12%.

¾
These figures underscore ENDESA’s status as a major operator in the Spanish natural gas market, especially in specific regions, such as Catalonia, where it is the main competitor of the dominant operator

ELECTRICITY BUSINESS IN EUROPE

Sharp increases in main financial figures

¾	ENDESA strengthened its position in the European market outside of the Iberian system in 2005, consolidating its status as one of Europe’s five largest electric utilities on the continent.

¾
In 2005 ENDESA’s output in Europe outside the Iberian market stood at 33,749 GWh, larger than the total output of its third-largest competitors in Spain and equivalent to half the output of its second-largestcompetitor.

¾	Net income from the Company’s European electricity business increased by 151.5% and accounted for 13.4% of ENDESA’s total net income.

¾	EBITDA stood at Euro 887 million, up 65.8% vs. 2004, and EBIT at Euro 618 million, an increase of 67%.

Debt reduced by Euro 837 million

¾
Net financial debt from ENDESA’s electricity business in Europe stood at Euro 1,286 million at 31 December 2005, compared to Euro 2,123 million at the beginning of the year - a reduction of Euro 837 million, or 39.4%.

Endesa Italia: sharp increases in main financial and operating figures

¾	EBITDA from Endesa Italia was Euro 694 million, 36.1% higher than in 2004, while EBIT stood at Euro 542 million, a 41.9% increase.

¾	Electricity generation rose by 12% in 2005 and sales by 17.8%.

¾
Work continued on repowering Endesa Italia’s thermal plants. In 2005, the conversion of Ostiglia’s group 3 and Tavazzano’s group 6 to a combined cycle was completed. Two turbogas groups at the Fiume Santo plant also came on stream.

SNET: strong results, progress in the Industrial Plan and dividend payment

¾	The French generator contributed Euro 179 million to the European business EBITDA and Euro 62 million to EBIT in 2005.

¾
Further progress was made on its Industrial Plan in 2005. Achievements included a 23% reduction of its fixed operating and maintenance costs, the merger with the Setne and Setcm as well as the sale of its 23.62% stake in Séchilienne-Sidec.

¾	SNET paid out dividends for the first time in 2005. The interim dividend was Euro 21.2 million.

ENDESA wins tender for Dolna Odra in Poland

¾	ENDESA won the tender for Dolna Odra, owner of three plants with an installed capacity of 1,960 MW, within the framework of the privatisation of this company.

¾	The European Commission authorised the operation on 9 January 2006; the transaction will be completed once the agreement with its workers has been finalised.

ELECTRICITY BUSINESS IN LATIN AMERICA

Leveraging on economic recovery: sharp increases in net income, EBITDA and EBIT

¾	ENDESA’s Latin American operations recorded a 106.3% increase in net income in 2005, contributing 8.2% to the Company’s total net income.

¾	EBITDA grew 23.4% vs. 2004 and EBIT by 30.6%.

¾	Increases in EBITDA and EBIT were posted both in the generation and transmission business as well as the distribution business.

Increase in operating magnitudes and significant operating improvements

¾	ENDESA’s Latin American companies were able to profit from the economic recovery and organic growth of the markets in which they operate, increasing output and sales by 5.1% and 5.6%, respectively.

¾	The generation margin stood at 21.1 $US/MWh, an increase of 9.9% compared to 2004, and VAD for the distribution business stood at 30.3 $US/MWh, an increase of 28.9%.

Cash returns in line with the targets established in the Strategic Plan

¾	Cash returns for ENDESA’s Latin America business totalled Euro 533 million in 2005 in dividend payments and capital reductions to Group and minority shareholders.

Enersis and Endesa Chile: strong performance on the financial markets and improved credit ratings

¾
Enersis and Endesa Chile registered increases in their respective share prices of 18.7% and 55.1% on the Santiago de Chile Stock Exchange in 2005. On the New York Stock Exchange, Enersis registered a 29.1% increase in its share price while shares in Endesa Chile rose 67.9%.

¾
In January, Moody’s Investors Service raised its credit rating for Enersis and Endesa Chile from Ba2 to Ba1 stable outlook and, in October, Moody´s and Standard & Poor’s improved the outlook again, from stable to positive.

Regulatory advances and optimisation of organisational structure

¾
The regulatory frameworks of the Latin American countries in which ENDESA’s subsidiaries operate continued to improve in 2005, helping to create a better environment for these companies to demonstrate their profitability and growth potential.

¾
Within the framework of its restructuring initiative for this business, ENDESA Brasil, S.A will act as the holding company for the Group’s shareholdings in Brazil. It has also agreed to merge its Chilean subsidiaries Chilectra and Elesur and its Peruvian subsidiaries Edegel and Etevensa.

New Capacity

¾	In 2005 Endesa continued the construction of the 377 MW San Isidro II CCGT and of the 32 MW Palmucho hydro facility.

¾	In Peru, work is continuing on the reconversion of Etevensa I into a CCGT and on the construction of the second Etevensa II CCGT.

TELECOMS

Sale of the Auna and Smartcom stakes

¾
ENDESA sold a 27.7% stake in telecoms operator Auna in 2005, achieving a Euro 1,115 million net capital gain. In December 2005 ENDESA formalised the sale of its remaining stake in Auna - 5,01% -, which will represent a net capital gain of Euro 171 million in the first quarter of 2006.

¾	In August ENDESA sold 100% of its Chilean mobile telephony subsidiary Smartcom SA for Euro 408 million, achieving a net gain of Euro 51 million.

2005 DIVIDEND PROPOSAL

¾
The Company’s Board of Directors has approved that it will propose to the General Shareholders' Meeting a gross dividend against 2005 earnings of Euro 2.4 per share - with a final dividend of Euro 2.095 per share payable on 3 July 2006 - or a total of Euro 2,541million.

¾	This amount includes the interim dividend paid last 2 January, as well as the Euro 1,341 million net capital gains obtained during 2005 from the disposal of non-core assets.

CONSOLIDATED RESULTS

The highest net income figure in the history of the Company

ENDESA reported a net income of Euro 3,182 million in 2005, the highest in its history, a rise of 154% compared to 2004.

Even stripping out the effects of the capital gains obtained in 2005 from the sale of -non-core assets, net income would have risen significantly - 60% compared pro forma with 2004 - and would still represent, at Euro 1,841 million, the highest ever for the Company.

NET INCOME EVOLUTION
	Euro million	% Chg vs. 2004	% of total NI 2004	% of total NI 2005
Spain and Portugal	1,358	52.9	70.9	42.7
Rest of Europe	425	151.5	13.5	13.4
Latin America	262	106.3	10.1	8.2
Other businesses	1,137	1,547.8	5.5	35.7
TOTAL	3,182	154	100.0	100.0

All of ENDESA’s electricity businesses recorded strong net income growth: with increases of 52.9% in Spain and Portugal, 151.5% for Europe and 106.3% for Latin America.

The distribution of net income between the different electricity businesses is balanced, reinforcing the economic sense behind ENDESA’s geographical diversification strategy and the Company’s multinational character.

NET INCOME ELECTRICITY BUSINESS (2005)

Strong growth in generation (+5.4%) and electricity sales (+12.2%)

ENDESA’s industrial activity registered strong growth in 2005, with a 5.4% increase in generation and 12.2% in total electricity sales. These increases were particularly high in its European market outside Spain and Portugal.

GENERATION AND ELECTRICITY SALES
	Generation		Sales
	GWh	% chg vs 2004	GWh	% chg vs 2004
Spain and Portugal	93,625	(2.1)	100,868	4.3
Rest of Europe	33,749	34.7	47,221	46.8
Latin America	57,890	5.1	55,246	5.6
TOTAL	185,264	5,4	203,335	12.2

The fall in generation in Spain and Portugal was due to the extraordinary shutdown of some plants for part of the year, mainly as a result of inspection, maintenance and/or reconversion work.

Generation rose sharply in Europe (+34.7%) due to an increase in generation at Endesa Italia now that its repowering programme is close to completion, as well as the contribution from French subsidiary SNET, which at the 2004 results only included activity for four months as it was fully consolidated since 1 September 2004.

In Latin America the growth in generation (+5.1%) reflects the higher utilisation rate to meet rising demand, the contribution from the Ralco hydro plant in Chile in its first full year in operation and the newly converted open cycle gas generator at Etevensa in Peru. These facilities came on stream in the final months of 2004.

Generation/sales balance

ENDESA met 91.1% of its total electricity sales in 2005 from its own output. This balanced situation between production and demand should considerably reduce risk of its electricity business. This is a significant competitive advantage in the Spanish market, where the Company met 92.8% of demand from its own output.

Active management of the generation/sales balance reduces the company's strategic exposure to fluctuations in wholesale prices, particularly important at times of high prices, as is presently the case.

ENDESA electricity generation and sales

Revenue growth comfortably outstrips costs

The Company’s total sales in 2005 grew 29.6% vs. 2004 to Euro 17,508 million. Sales growth was greater by value than volume, as prices were raised to offset the increase in costs.

The growth in revenues covered both fuel costs and energy purchases, which were up by 31.4% and 42.9% respectively, as well as the cost of CO2 emission rights.

Significant growth in Gross Margin, EBITDA and EBIT

As revenues grew ahead of costs, the company reported significant rises in Gross Margin (+23.8%), EBITDA (+33.2%) and EBIT (+49.1%).

	Gross margin		EBITDA		EBIT
	Euro million	% chg vs. 2004	Euro million	% chg vs. 2004	Euro million	% chg vs. 2004
Spain and Portugal	5,202	19.5	3,266	32.1	2,264	58.1
Rest of Europe	1,223	47.4	887	65.8	618	67.0
Latin America	2,698	23.8	1,878	23.4	1,376	30.6
Other businesses	3	NA	(11)	NA	(14)	NA
TOTAL	9,126	23.8	6.020	33.2	4,244	49.1

The Company’s electricity businesses outside of Spain and Portugal accounted for 45.8% of EBITDA and 46.8% of EBIT, underscoring its importance as a multinational player.

EBITDA by business line (2005)*	EBIT by business line (2005)*

Financial results: Euro 1,252 million

ENDESA reported negative financial results of Euro 1,252 million for 2005, a 9.2% improvement over 2004.

Net financial expenses totalled Euro 1,257 million, 15.6% more than in 2004, affected by the increase of the financial costs related to provisions, which reflect exclusively an accounting re-statement.

In particular, the reduction in long-term interest rates between 31 December 2004 and the same day of 2005 result in a rate of 3.588% for the calculation of pension obligations and restructuring costs vs. the 4% used on 2004, implying a provision of Euro 111 million higher, which translates into a higher financial expense for 2005.

It should be noted that financial expenses for 2005 include Euro 60 million for the cost of preferred shares, which in 2004, as IAS 32 was not in force, were considered as minorities, which meant that their cost was not registered as financial expenses.

Once these effects have been deducted, the Group’s financial cost was Euro 1,146 million, 0.1%less than in 2004.

Cash flow from operating activities: Growth of 23.1%

Cash flow from operating activities was Euro 4,209 million in 2005, a 23.1% increase vs. 2004. All the Company’s electricity businesses have reported significant growth under this heading.

CASH FLOW
	Euro million	% chg / 2004
Spain and Portugal	2,669	34.9
Rest of Europe	586	14.7
Latin America	1,180	25.3
Other businesses	(226)	NA
TOTAL	4,209	23.1

Investments: Euro 3,640 million, 73.1% in Spain and Portugal

ENDESA invested a total of Euro 3,640 million in 2005. Of this figure, Euro 3,342 million was invested in tangible and intangible assets and the remaining Euro 298 million in financial investments.

Of the total investment, 73.1% was invested in the Spanish and Portuguese business.

ENDESA is also entitled to Euro 1,581 million to cover the deficit in revenues from regulated activities in Spain.

Financial structure: improved leverage

ENDESA’s net debt was Euro 18,281 million at 31 December 2005, Euro 417 million lower than at the beginning of the year.

This decrease took place despite the Euro 920 million increase due to the euro’s depreciation vis-à-vis other currencies in which ENDESA’s debt - and that of its subsidiaries, mainly Enersis Group - is denominated. Flows generated during the year have therefore allowed debt to be reduced by Euro 1,337 million.

The breakdown of ENDESA’S debt by business line at 31 December 2005 was as follows:

BREAKDOWN BY BUSINESS OF ENDESA’S NET DEBT
	Euro million
	31-12-05	01-01-05	Change		% Chg
Electricity business in Spain and Portugal	11,461	9,586	1,875		19.6
Electricity business in Europe ¾ Endesa Italia ¾ Other	1,286 815 471	2,123 1,293 830	(837 (478 (359	) ) )	(39.4 (37.0 (43.3	) ) )
Electricity business in Latin America ¾ Enersis Group ¾ Other	6,109 5,207 902	5,350 4,081 1,269	759 1,126 (367)		14.2 27.6 (28.9)
Other businesses	(575)	1,639	(2,214)		(135.1)
TOTAL	18,281	18,698	(417)		(2.2)

The average cost of ENDESA’s total debt was 5.46% in 2005, while the cost of the debt corresponding to Enersis Group was 9.37%. Stripping out the debt of the Enersis Group, the average cost of ENDESA’s debt was 4.05% in 2005.

The breakdown of the debt by currency and interest rate at 31 December 2005 was as follows:

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Enesis Group		Total ENDESA group
	Euro Million	% of total	Euro Million	% of total	Euro Million	% of total
Euro	12,853	98.3	2	--	12,855	70.3
Dollar	221	1.7	2,695	51.8	2,916	16.0
Other currencies	--	-	2,510	48.2	2,510	13.7
Total	13,074	100.0	5,207	100.0	18,281	100.0
Fixed rate	9,793	74.9	4,499	86.4	14,292	78.2
Hedged	1,811	13.9	148	2.8	1,959	10.7
Variable	1,470	11.2	560	10.8	2,030	11.1
TOTAL	13,074	100.0	5,207	100.0	18,281	100.0
Avg. life (years)	5.3		5.5		5.4

The average life of the ENDESA Group’s debt was 5.4 years at the end of 2005.

ENDESA enjoys a high degree of protection against interest-rate risk, since 89% of all its debt is either fixed-rate or hedged.

At December 31 2005 ENDESA in Spain and its direct subsidiaries, excluding Enersis, has liquidity of Euro 6,338 million, of which Euro 4,266 million corresponded to undrawn sums: Euro 2,766 million in unconditional credit lines and Euro 1,500 million corresponding to the syndicated loan transaction completed on 22 April 2005. These balances are sufficient to cover maturities falling due in the next 39 months for this group of companies. The Enersis group held cash and cash equivalents totalling Euro 542 million and Euro 321 million in undrawn, unconditional credit lines, covering debt maturities for the next ten months.

At 31 December 2005, ENDESA’s shareholders’ equity was Euro 16,327 million, an increase of Euro 3,960 million since the start of the year. This increase lowered ENDESA’s gearing to 112% at 31 December 2005, from 151.2% at the start of the year.

As a result of Gas Natural’s take over bid for ENDESA, the ratings agencies Standard & Poor’s and Fitch Ratings decided to place ENDESA’s credit rating under review for a possible downgrade, while Moody’s changed its rating outlook from stable to negative. These changes were due to the negative impact the operation would have, were it to go ahead, on the Company’s financial position.

As a result, at 18 January 2006, ENDESA’s debt has long-term credit ratings of A from Standard & Poor’s and Fitch, under review for possible downgrades, and A3 from Moody’s, with a negative outlook.

Disposals

In line with what was laid out in the Strategic Plan presented to the markets, ENDESA sold in 2005 several non-core assets (telecoms assets, real estate assets, etc.) for a total of Euro 3,184 million, achieving capital gains of Euro 1,341 million.

Disposal of Auna

ENDESA sold in 2005 27.7% of Spanish telecoms operator Auna for Euro 2,221 million in 2005, generating an after-tax capital gain of Euro 1,115 million.

The 27.7% was sold to France Telecom via an agreement signed on 29 July 2005, which was formalised on 8 November 2005 once it had been sanctioned by the European authorities.

On 30 December 2005 the sale of the remaining 5.01% of Auna was sold to Deutsche Bank for Euro 378 million. ENDESA retains the right to receive 90% of the sale price above Euro 361 million (capitalised annually at 4,5%) of the first transaction Deutsche Bank effects from 8 November 2008. The after-tax capital gain of Euro 171 will not be booked until the first quarter of 2006, as the period to exercise the pre-emptive rights of the remaining shareholders had not expired.

Other disposals

ENDESA’s asset disposal strategy has remained unchanged in 2005, generating gross capital gains of Euro 213 million in addition to the gains from the sale of Auna.

The main disposal in 2005 was the sale of 100% of Smartcom to the Mexican operator América Móvil for US$ 505 million (Euro 408 million), generating an after-tax gain of Euro 51 million.

It has also continued with the disposal of real estate assets, obtaining Euro 122 million, with a gross capital gain of Euro 105 million.

2005 DIVIDEND PROPOSAL

The Company’s Board of Directors has approved that it will propose to the General Shareholders' Meeting a gross dividend against 2005 earnings of Euro 2.4 per share - with a final dividend of Euro 2.095 per share payable on 3 July 2006 - or a total of Euro 2,541 million.

This amount includes the interim dividend paid last 2 January, as well as the Euro 1.2666 per share derived from the Euro 1,341 million net capital gains obtained during 2005 from the disposal of non-core assets.

This dividend represents a 79.9% pay-out over net income. After taking out the above mentioned net capital gains, the pay-out ratio would be 65.2%.

The proposed dividend represents, net of the portion derived from the net capital gains of asset disposals, an increase of 53.5% compared to the dividend paid on 2004.

ACHIEVING THE OBJETIVES OF THE 2004-2009
STRATEGIC PLAN

On 3 October 2005, in light of the significant progress made in achieving its objectives, ENDESA updated its Strategic Plan in a presentation to the markets entitled “ENDESA: stronger business, greater value”, in which it set forth its milestones for the 2004-2009 period.

The Company’s priority for this period is shareholder return driven by strong organic growth in all its businesses. The management team is, at the same time, more committed than ever to meeting its targets.

The Company’s key financial targets for the Group include:

¾	Compounded annual net income growth in excess of 12%.

¾	Compounded annual EBITDA growth of between 10% and 11%.

¾	Financial leverage of less than 140%.

We note that these targets were set assuming a conservative regulatory scenario. Since the Strategic Plan was presented, regulatory changes implemented or announced point to a more benign regulatory environment than initially envisaged, which will allow the Company to clearly surpass said targets.

On the basis of meeting these targets, ENDESA is planning to implement a dividend policy which prioritises shareholder remuneration along the following lines:

¾	Growth in ordinary dividends in excess of 12%, i.e., in line with expectations for bottom line growth.

¾	Distribution of 100% of capital gains generated on disposals of non-core assets.

The implementation of this dividend policy, which will be put forward for approval at the next General Shareholders’ Meeting, would entail the distribution of dividends of Euro 7 billion to shareholders over a five year period.

In order to demonstrate its confidence in the credibility of these targets, the Company’s management team will propose at this General Shareholders’ Meeting that its variable compensation be 100%-linked to the performance of ENDESA’s share price, in addition to committing to reinvesting 50% of this compensation in Company shares.

The 2005 earnings results have surpassed by far the targets for the key financial variables mentioned above:

✓	154% increase in net income, significantly above the minimum annual target set at 12%.

✓	EBITDA rose 33.2%, also beating the 10-11% target mentioned above.

✓	The financial leverage ratio at year-end stood at 112%, i.e., 28 points less than the level called for in the Strategic Plan.

✓	Euro 1,341 million of net capital gains obtained from the disposal of non-core assets

This amount, together with the dividend from ordinary activities, leads to a dividend payable of Euro 2,541 million, subject to the approval of the General Shareholders’ Meeting, and would represent 36.3% of the target set for the 2004-2009 period.

In sum, these results and the performance shown by the Company’s businesses in 2005, despite the very challenging environment currently being faced by the Spanish electricity market, underscore the credibility of the Strategic Plan, particularly the proposed dividend policy.

On the other hand, the forecasts currently available on the evolution of the main economic figures of the Company for 2006 indicate that these targets can be surpassed.

RESULTS BY BUSINESS LINE

ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

Key operating facts and regulatory developments of the year

High operating efficiency

Throughout 2005 ENDESA maintained its leading position in the Spanish electricity market, with a 38.1% market share in electricity generation in the ordinary regime, 43.1% in distribution, 37.4% in sales to deregulated customers and 41.1% in total sales to final customers.

Output totalled 93,625 GWh, 2.1% less than in 2004, primarily due to downtime at group 4 at the As Pontes facility which was being converted to imported coal and also at the Vandellós nuclear plant between March and August for technical reasons.

ENDESA continued to improve its operating efficiency in 2005 in line with the Improvement Efficiency Plan put in place last June, the results of which are now being seen. In the fourth quarter of 2005 fixed costs fell 4.4% compared to the fourth quarter of 2004.

Also in the fourth quarter of 2005, ENDESA launched a pioneering initiative for purchasing CO2 emission rights. The target is to obtain 15 million tonnes by 2012 by means of projects developed under the flexible mechanisms provided for in the Kyoto Protocol: Joint Implementation and Clean Development Mechanisms --. Within this initiative we highlight the agreement signed with the Chinese company, Huaneneg Group, to acquire Emission Reduction Certificates generated by three wind farms under its ownership.

Progress in the New Capacity Plan

ENDESA continued to make progress throughout 2005 on its New Capacity Plan.

The 400 MW Cristóbal Colón combined cycle plant (Huelva) was in the final stages of construction by year end. It is scheduled to come on stream in the first months of 2006. In addition, construction continued on the 800 MW combined cycle facility at the As Pontes plant (La Coruña) and on converting group 3 of this plant to imported coal. Furthermore, it is worth mentioning that the Besós 800MW new combined cycle has been included in the Catalonian Energy Plan

In addition, the Company added in 2005 a total capacity of 149 MW of wind farms to its operations and acquired 100% of the Portuguese company, Finerge Gestao de Proyectos Energéticos, S.A. (Finerge), umbrella company for a holding which operates wind farms and co-generation plants in Portugal, with total capacity of 107 MW and projects underway to bring installed capacity up to 320 MW by 2007.

High growth rates in ENDESA’s distribution markets

In 2005 ENDESA’s total demand was 111,802 GWh. This figure represents a growth of 5.3% compared to the previous year and confirms the significant growth prospects of the Spanish market.

The number of customers served by ENDESA in the regulated market increased by 249,263 in 2005. ENDESA ended the year with 998,154 customers in the deregulated market.

Improvement in quality of supply

ENDESA significantly strengthened its Quality Plan, in place for the last few years, in the second half of the year, contributing to the substantial improvement in service quality of supply registered in 2005, particularly noteworthy if we consider that this was achieved against a scenario of strong growth in demand.

ENDESA’s system average interruption duration index (SAIDI or TIEPI) for 2005 was 25% better than in 2004 in the mainland markets served by the Company.

The same index for non-mainland markets, stripping out the effects of Hurricane Delta which hit the Canary Islands at the end of November, improved 9%.

ENDESA’s retention rate for customers switching to the deregulated market was 87.6% in 2005, bettering all its competitors, reflecting a high degree of loyalty towards the Company.

Net income in the electricity business in Spain and Portugal: up 52.9%

Net income was Euro 1,358 million in 2005, an increase of 52.9% on 2004, contributing 42.7% to the Company’s overall bottom line.

EBIT: Euro 2,264 million (+58.1%)

EBIT generated by the electricity business in Spain and Portugal amounted to Euro 2,264 million in 2005, up 58.1% compared to 2004.

Revenues grew 31.8% to Euro 8,761 million, primarily due to the increase in sales prices to final customers, particularly higher wholesale prices.

The increase in sales was sufficient to offset the sharp rise in fuel costs driven by higher prices and volumes, and the net cost of the CO2 emission rights deficit.

Low rainfall, higher fuel costs and the cost of funding the CO2 emission rights deficit meant that average generation pool prices were up 75.1%, a relatively high figure as mentioned earlier.

The limited increase in the electricity tariff, just 1.7%, was insufficient to meet the incremental system costs, particularly generation costs, given the pool price levels. This resulted in a sector-wide shortfall in revenues in the regulated market, a tariff deficit, of an estimated Euro 3,580 million, Euro 1,581 million of which is financed by ENDESA. The company has booked this amount as a financial asset, since their recovery is guaranteed pursuant to Royal Decree this amount 1556/2005, dated 23 December, which establishes the electricity tariff for 2006.

The impact of low rainfall and higher fuel costs was more limited for ENDESA as the Company enjoys a more balanced generation mix than its competitors and has managed to keep rising costs under control thanks to its fuel management policy. In fact, fuel costs at the Company’s combined cycle operations are lower than the sector’s average.

The table below shows the breakdown of EBIT for ENDESA’s business in Spain and Portugal.

Revenues: up 38%

Revenue at this business unit totalled Euro 9,274 million in 2005, up 38% compared to 2004.

Of this amount, revenues accounted for Euro 8,761 million, 31.8% higher than in 2004.

SPAIN AND PORTUGAL REVENUES
	Euro million
	2005	2004	Change	% Chg
Mainland generation under Ordinary Regime:
Sales to deregulated customers	1,487	1,247	240	19.2
Supply to regulated customers	3,012	1,891	1,121	59.3
Special Regime	240	121	119	98.3
Regulated revenues from distribution	1,602	1,564	38	2.4
Non-mainland generation	1,548	1,004	544	54.2
Coal CTC	22	75	(53)	(70.7)
Technology CTC	--	118	(118)	(100.0)
Supply to deregulated customers outside Spain	220	170	50	29.4
Regulated revenues from gas distribution	39	36	3	8.3
Gas supply	326	160	166	103.8
Other	265	262	3	1.1
TOTAL	8,761	6,648	2,113	31.8

Mainland generation

In 2005, demand for electricity in the Spanish mainland system as a whole grew by 4.6%. Ordinary Regime generation increased 3%, whilst Special Regime increased 10.4%.

ENDESA’s mainland electricity output totalled 77,691 GWh over the same period, 3.8% lower than in 2004 as a consequence of two factors: the Vandellós plant was down between March and August for technical reasons, and group 4 at the As Pontes plant was offline due to its conversion to imported coal, work which was completed at the beginning of August. All groups at this plant will be reconverted by 2008.

ENDESA’s Renewable/CHP output rose 19.6% in 2005 compared to 2004 to 2,120 GWh, higher than the rest of the sector.

Comparative advantage of ENDESA’s generation mix

A comparison of the performance of ENDESA’s ordinary regime mainland production structure and that of the rest of the sector in 2005 underscores the strength of the Company’s generation mix and its greater stability in the event of sudden changes in rainfall rates common in Spain.

ENDESA’s hydro output fell by 27.5% in 2005 vs. 2004, compared to a 42.3% decline for the rest of the sector, while industry-wide thermal production rose by 32.2% vs. an increase of just 5.2% at ENDESA.

Contribution by the coal plants to meeting electricity demand

The important role played by ENDESA’s coal plants in meeting Spanish electricity demand was highlighted again in 2005, a year marked by low rainfall.

The utilisation rate at these plants was 86.5% in response to system requirements, proving that, in spite of the new combined cycle and wind farm capacity coming online in recent years, coal plants are still indispensable to meet the country’s electricity requirements.

Specifically, ENDESA's coal-fired plants covered 15% of mainland demand in 2005.

Growth in ENDESA’s sales to the pool

ENDESA’s sales to the pool totalled Euro 4,940 million in 2005, 67.1% higher than in 2004 due to an 79.6% rise in the average pool price, including the capacity payment.

The increase in fuel costs, expenses associated with the CO2 emission rights deficit and lower utilisation rates at the hydroelectric plants caused by the drought were the main factors driving this increase.

The average pool price in 2005, including capacity payments, was Euro 60.6 per MWh vs. Euro 33.8 per MWh in 2004.

ENDESA’s supply and generation subsidiaries acquired energy from the pool for a total of Euro 1,928 million. These purchases were offset by the energy sold by the Company to the pool. The markets and time bands were the same in both cases so that the purchase matched the selling price.

Sales to the pool are offset by purchases made by the supply and generation subsidiary. The pool sales recorded in the consolidated income statement for 2005 therefore totalled Euro 3,012 million.

ENDESA Renewable/CHP generation

Special Regime companies fully consolidated by ENDESA produced 2,120 GWh in 2005, primarily using renewable energies, which represents an increase of 19.6%. Additionally, ENDESA has holdings in other Special Regime companies which generated 3,850 GWh in 2005.

Revenues from sales of Renewable/CHP energy generated by consolidated companies totalled Euro 240 million, 98.3% more than in 2004, driving the generation business’ EBIT to Euro 100 million, up 185.7% versus 2004.

Supply to deregulated customers

ENDESA had 998,154 deregulated customers at year end. Of these, 942,082 correspond to the mainland deregulated market, 53,686 are from the non-mainland systems and 2,386 are from European deregulated markets.

ENDESA’s sales to these customers totalled 36,773 GWh in 2005, up 18.7% on 2004. Of this amount, 32,537 GWh were sold on the Spanish deregulated market, an increase of 18.7%, and 4,235 GWh on other deregulated European markets, representing a growth of 18.8%.

Revenues from supply to deregulated customers in Spain totalled Euro 1,605 million, a 23.6% increase on 2004. Of this amount, Euro 1,487 million corresponded to the mainland deregulated market and Euro 118 million to the non-mainland market.

Lastly, revenues from supply to deregulated European markets other than Spain were Euro 220 million, a growth of 29.4%.

Distribution

ENDESA distributed 111,802 GWh of electricity in the Spanish market in 2005, a 5.3% increase on the previous year.

Revenues from regulated distribution activities totalled Euro 1,602 million, up 2.4% on 2004. This rise is not proportionate to the investment effort made both in operations and maintenance required to increase the security and quality of supply.

Consequently, in order to attain this objective that is shared by all the agents in the electricity market, and in which ENDESA is playing a particularly significant role (having invested Euro 1,369 million in 2005) new regulations governing distribution must recognise this effort via an adequate remuneration.

ENDESA supplied 64,095 GWh to customers on the regulated Spanish market in 2005. In accordance with IFRS, however, its turnover on this business was not booked as revenue, as the distribution business’ sole income is the compensation provided for within the electricity tariff. The rest of the turnover merely corresponds to costs incurred and passed on.

Non-mainland generation

ENDESA’s 2005 output in non-mainland systems was 13,814 GWh, 5% more than in 2004. Sales rose to Euro 1,548 million, including compensations for extra costs of these systems

Royal Decree 1747/2003 governing island and other non-mainland electricity systems recognises that generation in these systems is subject to higher costs than on the mainland, owing to the larger reserve margin required, the extra cost of the specific technologies used as well as higher fuel costs.

The Royal Decree lays down the general principles that must be applied to determine compensation for these specific circumstances. The exact methodology for quantifying this compensation has still to be developed, although a draft Ministerial Order has been prepared by the Ministry for Industry and sent to the National Energy Commission (CNE) which in turn issued a report on its findings.

ENDESA’s 2005 accounts include incremental revenue of Euro 212 million corresponding to the non-mainland systems’ extra costs for 2001-2004. ENDESA has booked as an asset the amount approved by the CNE in its report to the Ministry of Industry. This figure is less than would have been obtained by applying the Ministerial Order draft which was prepared by the Ministry of Industry.

In addition, a revenue of Euro 177 million has been registered, corresponding to the additional compensation received in the 2005 tariff to cover the extra-costs for this year. This amount has been calculated following the same methodology used by the CNE in its report which calculates the 2001-2004 compensations.

Technological CTCs and deficit on regulated revenues

As previously mentioned, regulated revenues in 2005 were not sufficient to offset system costs, generating an estimated deficit of Euro 3,580 million. According to the provisions of Royal Decree Law 5/2005 of 11 March, ENDESA must contribute 44.16% of the total amount of this deficit (Euro 1,581 million).

Royal Decree 1556/2005, dated 23 December, which establishes the electricity tariff for 2006, sets forth that ENDESA has the right to the total recovery of the financed amounts, without prejudice to the specific repayment method which will be established by a further governmental Royal Decree on 1 July 2006.

For this reason, ENDESA’s accounts at 31 December 2005 include a financial asset of Euro 1,581 million to reflect its right to recover its share of the regulated revenues deficit.

ENDESA’S technological CTC revenues totalled Euro 118 million in 2005.

Gas distribution and supply

ENDESA sold 21,134 GWh of gas in 2005 through consolidated companies, a 46.5% increase compared to the previous year. Of this amount, 18,558 GWh were sold on the deregulated market, an increase of 58.2%, and 2,576 GWh on the regulated market, 4.5% less than in 2004.

ENDESA’s equity accounted gas investees sold 1,461 GWh of gas on the regulated market. Therefore, total sales in the regulated market were 4,037 GWh, down 1.5%. With regards to distribution, ENDESA distributed a total 5,713 GWh in the regulated gas market, a growth of 18% compared to 2004.

The 22,595 GWh sold in both the deregulated and regulated markets, together with the 22,222 GWh supplied to ENDESA’s own generation plants, amount to a total of 44,817 GWh, implying a 12% market share.

Revenues from gas sales in the deregulated market in 2005 totalled Euro 326 million, representing growth of 103.8% compared to 2004.

Revenues from regulated gas distribution totalled Euro 39 million, up 8.3% compared to 2004.

Other operating revenues

Other operating revenues came to Euro 513 million, Euro 442 million more than in 2004.

This line item includes Euro 337 million corresponding to the portion of CO2 emission rights allocated to ENDESA within the scope of the Spanish emissions National Allocation Plan made in 2005, which is recorded as revenue.

Operating expenses

The breakdown of operating expenses in the Spanish and Portuguese business in 2005 and a comparison with 2004 is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	2005	2004	Change	% Chg
Purchases and services	4.072	2,367	1,705	72.0
Power purchases	875	434	441	101.6
Fuel consumption	2,057	1,546	511	33.1
Power transmission expenses	273	189	84	44.4
Other supplies and services	867	198	669	337.9
Personnel expenses	1,041	985	56	15.7
Other operating expenses	1,034	1,028	6	0.6
Depreciation and amortisation	1,002	1,040	(38)	(3.7)
TOTAL	7,149	5,420	1,729	31.9

Power purchases

Power purchases in the period rose 101.6% to Euro 875 million. The main component of this line item relates to transactions on the wholesale generation market. This increase in power purchases is linked to the 79.6% rise in the average pool price.

The balance relates to gas purchases to supply deregulated customers, which rose as a result of the 18.7% increase in sales to these customers and the rising price of gas.

Fuel consumption

Fuel consumption amounted to Euro 2,057 million in 2005, an increase of 33.1% vs. 2004.

This increase is due to higher fuel-oil generation in 2005 (higher unit costs than other technologies) triggered by the drought and to a generalised increase in raw material prices in international markets.

These higher costs were offset by the Company’s proactive fuel purchasing management policy which resulted in below-market purchasing prices.

Other supplies and services

Expenses under this line item totalled Euro 867 million in 2005, up Euro 669 million compared to 2004.

This variation reflects the booking expenses of Euro 522 million in connection with rights acquired to cover the CO2 emissions made throughout the year, which totalled 51.9 million tonnes, of which 40.4 million tonnes corresponded to the mainland and the remaining 11.5 million tonnes to non-mainland service areas.

Expenses for mainland emissions were valued as follows:

¾	For the portion of emissions covered by freely allocated emission rights, at the same price at which the revenues are booked, i.e. the market price at the start of 2005.

¾	For the portion of emissions covered by rights acquired in the market, the expense is recorded at the price paid for these rights.

¾	The portion of emissions for which ENDESA does not own rights was recorded at the market price of these rights as of 31 December 2005, Euro 21.88 per tonne.

The net effect of revenues and expenses booked in 2005 to cover CO2 emissions was Euro 185 million, corresponding to an estimated rights deficit of 8.5 million tonnes.

Personnel expenses

As of 31 December 2005, the workforce in Spain and Portugal totalled 12,709, down 1.4% compared to year-end 2004.

Personnel expenses rose 5.7% to Euro 1,041 million in 2005 compared to 2004.

These expenses include Euro 34 million corresponding to estimated costs to be incurred in connection with layoffs contemplated in the 2006-2012 Mining Plan, expected to be one of the main driving forces behind cost cutting in the coming years. Stripping out these provisions, personnel costs remained practically unchanged.

Other fixed operating expenses

Other fixed operating costs rose 0.6% to Euro 1,034 million in 2005, a testament to the effects that the Improvement Efficiency Plan is beginning to yield, since this line item was lower by 5.7%, or Euro 20 million, in the fourth quarter of 2005 compared to the same period of 2004.

Net financial expenses: Euro 609 million

Financial expenses in 2005 totalled Euro 609 million, Euro 602 million of which related to net financial interest expense.

This includes Euro 60 million for the cost of preferred shares, which are classified as debt in the 2005 accounts, and therefore itheir cost is recorded as interest expense.

As IAS 32 was not applied last year, these preferred shares were booked as minority interests and not as financial debt in 2004.

Financial expenses in 2005 also include Euro 111 million corresponding to the reduction from 4% to 3,588% of the restructuring employees plan’s discount rate.

On a like-for-like basis, net financial expenses would have decreased by Euro 70 million in 2005, i.e. 12.5%.

As of 31 December 2005, net debt in the Spain and Portugal business stood at Euro 11,461 million, up from Euro 9,586 million at the start of the year. This rise can be explained by several factors, amongst other, by the Euro 1,581 million paid to finance the tariff deficit, as well as by the investment in distribution made in the year as part of ENDESA’s Quality Excellence Plan.

Equity-accounted income

Equity-accounted income in the electricity business in Spain and Portugal totalled Euro 44 million.

These earnings include, among others, the contribution by Nuclenor (Euro 19 million), income from equity affiliates in Portugal (Euro 9 million) and from the Renewables/CHP generation subsidiaries (Euro 15 million).

Asset disposals: Euro 96 million in capital gains

In 2005, ENDESA generated gross capital gains of Euro 96 million from disposals of non-core assets of its electricity business in Spain and Portugal.

Among these we highlight the sale of land in Palma de Mallorca where GESA’s headquarters was formerly located, and the sale of the Lepanto building in Barcelona. These transactions generated gross and net capital gains of Euro 89 million and Euro 75 million, respectively.

Cash flow from operating activities: Euro 2,669 million

Cash flow from operating activities from the Spanish and Portuguese electricity business totalled Euro 2,669 million in 2005, an increase of 34.9% compared to 2004.

Investments: 33.6% increase in new generation capacity and 28.9% increase in distribution to improve quality of service

Investments in Spain and Portugal reached Euro 2,660 million in 2005, up 31% compared to the same period last year.

TOTAL INVESTMENTS IN SPAIN AND PORTUGAL
	Euro million
	2005	2004	% Chg
Capex	2,382	1,828	30.3
Intangibles	66	77	(14.3)
Financial	212	125	69.6
Consolidated subsidiaries	151	-	NA
Total investments	2,660	2,030	31.0

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	2005	2004	% Chg
Generation	943	706	33.6
Ordinary regime	799	526	51.9
Renewables/CHP	144	180	(20.0)
Distribution	1,389	1,078	28.9
Others	50	44	13.6
Total	2,382	1,828	30.3

89.6% of total investment was spent on capex to develop or enhance electricity generation and distribution facilities in order to maintain ENDESA’s leadership in the Spanish market, meeting increasing demand while simultaneously improving quality of supply.

The breakdown of capex reflects the considerable effort made by the Company over the last few years to improve service quality, with investment in distribution facilities accounting for 58.3% of the total. We also highlight the significant increase in capital expenditure to expand ENDESA’s generation capacity. Here the conversion of group 4 at the As Pontes plant, the construction of the Cristobal Colón (400 MW) and the As Pontes (800 MW) combined cycle facilities and capacity increases in renewables are particularly noteworthy.

The investment in consolidated subsidiaries relates to the acquisition of Portuguese renewables company, Finerge, during the third quarter for Euro 151 million.

The financing of the regulated business tariff deficit -Euro 1,581 million - is also booked as a financial investment, although not included in the figures above. As of 31 December 2005, Euro 1,011 million had been paid.

ELECTRICITY BUSINESS IN EUROPE

Excellent results and sound growth prospects

In 2005 ENDESA confirmed its position as one of the top five power players on the European continent, with a unique business platform that has proved capable of generating strong profitability year after year.

ENDESA has currently 9,397MW of installed capacity in Europe outside Spain and Portugal, generating 33,749 GWh in 2005 and selling 47,221 GWh. By way of comparison, this output is greater than the total production of ENDESA’s third-ranked competitor in Spain and equates to roughly half the output of its number two rival.

Over 2005, the company’s European business focused on its two main strategic targets: consolidating its position and seeking new growth opportunities.

Among its main subsidiaries, Endesa Italia achieved marked growth in volumes: electricity generation grew by 12% and sales by 17.8%.

The company was especially active in renewable energy, with the aim of diversifying its output into emission-free technologies. In the fourth quarter, it began building wind farms in Sicily with total installed capacity of 56 MW, due to come on stream in summer 2006 and signed a deal with Merloni to acquire 51% of MF Power, which owns three wind farms in Italy for a total of 60 MW. Also, under the framework agreement with Gamesa, it is due to take over the Iardino wind farm in Naples (Italy) in January 2006, with installed capacity of 14 MW.

Also, construction continued on schedule for the two 400MW combined cycle groups at the Scandale plant in Calabria. This project was acquired at the end of December 2004 by ENDESA and ASM Brescia (50/50).

Finally, in accordance with Legge Finanziaria 2006, Endesa Italia’s fixed assets have been partially revalued following Italian accounting principles. This revaluation is not taken into consideration under International Financial Reporting Standards (IFRS). The economic impact of this tax revaluation amounts to Euro 134 million which has been booked in ENDESA’s results.

These were just some of the significant milestones in 2005, which also included the following:

¾
In February, the Company sold 5.33% of its holding in Endesa Italia to ASM Brescia, one of ENDESA’s partners in Endesa Italia, for Euro 159 million, booking a net capital gain of Euro 24 million. Following this transaction, ENDESA’s stake in Endesa Italia stands at 80%. The transaction implies a total value for Endesa Italia of Euro 2,989 million, 36.4% higher than the price ENDESA paid for its original stake in this group in 2001.

¾	Repowering work to convert group 3 of Ostiglia and group 6 of Tavazzano to combined cycle generators was completed.

¾
An agreement was signed with the Merloni group to supply electricity to the Italian retail market. The supply source for the power sold will be Endesa Italia’s generation capacity. The Merloni group contributes with a portfolio of more than 2,000 customers and sales volume of over 2 TWh.

¾
The Company has signed a letter of intent to construct and operate the Livorno regasification plant (Tuscany), which will allow ENDESA to acquire up to 25.5% of the project and to use of up to 2bcm of the plant’s regasification capacity.

¾	A Euro 102 million dividend was paid in February.

With regards to SNET, in which ENDESA has a 65% controlling stake, initiatives were taken during the year in the context of the Industrial Plan presented to the markets the first months of 2005, the purpose of which is to develop new capacity on current sites to achieve total new capacity of 2,000MW in combined cycle plants and 200MW in renewables.

In accordance with this plan, SNET renegotiated the contract to sell electricity to EDF, signed a coal supply contract, and reached several agreements with trade unions to ensure that labour relations would remain stable and targets for workforce restructuring could be met. It also obtained authorisation to begin construction of the Lehaucourt wind farm, which will have a total capacity of between 8 and 10MW, and sold its 23.62% stake in power generator Sechilienne-Sidec to Ecofin Ltd. for Euro 104 million.

It also successfully completed the merger of its three operating companies (Setne, Setcm and SNET itself), and SNET acquired an additional 4.36% of the Polish cogeneration plant at Bialystock, taking its total stake to 69.58% at year end.

In 2005, the Board of Directors of SNET approved the distribution of an interim dividend of Euro 21 million, of which Euro 14 million corresponded to ENDESA Europe.

Finally, the European Commission authorised the acquisition of Dolna Odra (Poland) on 9 January 2006 and final negotiations for the purchase by ENDESA are expected to be concluded in the coming weeks.

Net income: up 151.5%

Net income from the electricity business in Europe totalled Euro 425 million in 2005, an increase of 151.5% with respect to 2004. The table below shows a breakdown of output and sales figures by country:

BREAKDOWN OF ENDESA’S GENERATION AND SALES IN EUROPE
	Generation (GWh)			Sales (GWh)
	2005	2004	% Chg	2005	2004	% Chg
Italy	23,362	20,865	12.0	30,911	26,246	17.8
France (1)	8,689	3,591	142.0	14,612	5,329	174.2
Poland(1)(2)	1,698	597	184.4	1,698	597	184.4
Total	33,749	25,053	34.7	47,221	32,172	46.8
(1) 2004 data corresponds to the last four months of the year, since ENDESA gained control of SNET
(2) ENDESA is present in the generation business in Poland through the Bialystock CHP, which is controlled by SNET.

EBIT: up 67%

The table below shows EBITDA and EBIT for ENDESA’s European electricity business broken down by business line:

EBITDA & EBIT IN EUROPE
	EBITDA (Euro million)			EBIT (Euro million)
	2005	2004	% Chg	2005	2004	% Chg
Endesa Italia	694	510	36.1	542	382	41.9
SNET (1)	179	43	316.3	62	6	933.3
Trading	46	1	NA	46	1	NA
Holding & others	(32)	(19)	NA	(32)	(19)	NA
Total	887	535	65.8	618	370	67.0
(1) 2004 data corresponds to the last four months of the year, since ENDESA gained control of SNET

Key points to note are the Euro 46 million EBIT from trading operations. ENDESA can conduct these operations taking no risks thanks to its generating base in Italy and France.

Endesa Italia: excellent progress on all key financial measures

The table below shows key magnitudes of Endesa Italia’s EBIT:

ENDESA ITALIA KEY DATA
	Euro million
	2005	2004	Change	% Chg
Revenues	2,242	1,680	562	33.5
Gross margin	853	717	136	19.0
EBITDA	694	510	184	36.1
EBIT	542	382	160	41.9

Revenues reported by the Italian group grew 33.5% due largely to the 17.8% rise in energy sold.

Sales were 30,911GWh in 2005, compared to 26.246GWh the previous year. Of this, 7,549GWh was acquired from third parties at a cost of Euro 292 million, an increase of 2,168GWh compared to 2004.

Endesa Italia generated 23,362GWh in 2005, a rise of 2,497 GWh or 12% compared to 2004. It had a 8.1% share of the Italian market.

Progress in Endesa Italia’s repowering programme has allowed it to increase production by using a more efficient mix that replaces fuel-oil output with power generated by CCGTs. The programme has also boosted its capacity to limit the impact of higher fuel prices.

Fuel costs for Endesa Italia rose by just Euro 241 million in 2005. This is far lower than the rise in revenues reflecting higher electricity prices as a result of the increase in fuel prices.

The benefits of the repowering programme were also apparent, comparing the company’s technology mix in 2005 vs. 2004: the weight of CCGTs in the generation mix has increased from 30.4% to 50.4%, while the weight of fuel-oil has declined from 31.1% to 16.2%.

“Other supplies and services” include, among other items, the Euro 21 million estimated cost of CO2 emissions in 2005, which are not expected to be covered by the emission rights to be allocated by the Italian Government, which has sent a proposal to the European Union and is pending approval.

Also, on 23 June 2005, a Decree was published in Italy regulating how Endesa Italia can recover the Euro 169 million of stranded costs it is entitled to for the 2005-2009 period.

Euro 33 million of the total amount recognised was booked as an increase in income in the 2005 profit and loss account and the remaining Euro 136 million was deferred depending on the useful life of the plants affected.

Debt reduced by Euro 837 million

Net debt at ENDESA’s electricity business in Europe stood at Euro 1,286 million at 31 December 2005, compared to Euro 2,123 million at the beginning of the year - a reduction of Euro 837 million, or 39.4%.

Financial results showed a cost of Euro 64 million in 2005, a Euro 2 million reduction vs. 2004.

Income tax

Income tax includes Euro 134 million corresponding to the tax deduction associated to the partial asset revaluation in accordance with Lege Finanziaria 2006.

Cash flow from operations: up 14.7%

Cash flow generated from operations in this business stood at Euro 586 million, a rise of 14.7% compared to 2004.

Investments: Euro 308 million

Investment in the European electricity business totalled Euro 308 million in 2005. Of this, Euro 283 million was capex of which Euro 209 million corresponded to Endesa Italia and Euro 74 million to SNET.

Financial investments for the year were Euro 25 million including the buyout of minority shareholders’ stakes in SNET subsidiaries Sodelif and Bialystock for Euro 6 and 4 million respectively. These transactions represent the acquisition of 15.86% of Sodeli and 4.36% of Bialystock.

Divestments

In 2005, ENDESA’s European business completed the following divestments:

¾	The sale of a 5.33% stake in Endesa Italia to ASM Brescia for Euro 159 million, generating a net capital gain of Euro 24 million.

¾	The sale of SNET's 23.62% stake in the generator Séchilienne-Sidec for Euro 104 million, generating a gross capital gain of Euro 48 million (Euro 26 million after taxes and minorities).

¾	The sale of ENDESA's 18% stake in Moroccan water utility Lydec for Euro 26 million, generating a net capital gain of Euro 12 million.

ELECTRICITY BUSINESS IN LATIN AMERICA

Leveraging on economic recovery: strong gains in output and sales

In 2005, ENDESA’s business in Latin America profited from the economic recovery of the region. On the back of the most favourable environment for several years, the business was able to demonstrate its potential for profitability while continuing to strengthen balance sheets and optimizing the organizational estructure, consolidating ENDESA’s position as Latin America’s leading electricity multinational with installed capacity of 14,095 MW, generating output of 57,890 GWh and sales of 55,246 GWh to 11.2 million customers.

Sustained economic growth and low inflation were the rule throughout 2005. This created a good environment for strong growth in electricity demand in markets served by ENDESA subsidiary companies, with an average growth in electricity sales of 5.6% compared to 2004 across all markets where the group is active.

This increase in demand boosted generation at ENDESA’s subsidiaries, which showed average growth of 5.1% compared to the same period last year.

The economic conditions also led to widespread increases in prices and margins. As a result, EBIT rose by 10% in the generation and transmission business and by 43.4% in distribution.

Growth involume sales in generation and distribution

The table below shows generation and distribution figures for ENDESA’s Latin American subsidiaries:

GENERATION AND DISTRIBUTION IN THE LATIN AMERICAN BUSINESS
	Generation (GWh)		Distribution (GWh)
	2005	% chg	2005	% chg
Chile	18,764	11.7	11,851	4.7
Argentina	16,154	1.7	14,018	5.2
Peru	6,895	21.9	4,530	6.6
Colombia	11,864	(0.1)	10,094	4.5
Brazil	4,213	(13.8)	14,753	7.1
TOTAL	57,890	5.1	55,246	5.6

Improvement in generation and distribution margins

Growth in demand and tighter reserve margins caused the unit margin of generation companies to increase by 9.9% compared to 2004, reaching US$ 21.1 per MWh produced, despite the rise in fuel prices and gas restrictions affecting Chile and Argentina.

In distribution, operating margins were considerably boosted by improved pass-through of generation costs achieved through tariff revisions in the course of the year coupled with operating efficiency. VAD was US$30.3 per MWh, up by 28.9%.

Regulatory developments

In the fourth quarter of 2005, further improvements were made to the regulatory frameworks under which ENDESA’s Latin American subsidiaries operate.

In October 2005, ENDESA, alongside the remaining generators in Argentina, signed a Definitive Agreement with the Secretary of Energy to manage and operate projects to reconfigure the Wholesale Electricity Market (MEM).

This agreement comes after the Adhesion Agreement signed in December 2004, under which the generators agreed to participate in Foninvemem, a fiduciary fund set up to finance investment to increase electricity supply to the MEM.

In 9 December 2005, Brazil and Argentina signed an agreement for the 2006-2008 period. Through this treaty, both countries agreed to adapt their regulations to allow for contractual changes regarding imports and exports.

Also in December, the Argentine Senate voted in favour of the agreement signed between Edesur and Uniren providing for the increase in tariffs, although its application remains pending. Additional agreements have been reached in 2005 for Chilectra, Ampla, Coelce and Edelnor.

Net income growth of 106.3%

Net income from this business line was Euro 262 million in 2005, up by 106.3% compared to 2004 and representing 8.2% of ENDESA’s total net income for the year.

EBIT: Growth of 30.6%

The table below sets out EBITDA and EBIT for ENDESA’s Latin American electricity business, broken down by activity:

EBITDA & EBIT IN LATIN AMERICA
	Euro million
	EBITDA			EBIT
	2005	2004	% Chg	2005	2004	% Chg
Generation and transmission	1,037	914	13.5	768	698	10.0
Distribution	898	663	35.4	677	472	43.4
Others	(57)	(55)	NA	(69)	(116)	NA
Total	1,878	1,522	23.4	1,376	1,054	30.6

The table below shows the breakdown for each business line by the countries in which ENDESA operates through fully consolidated subsidiaries:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
Euro million	EBITDA			EBIT
	2005	2004	% Chg	2005	2004	% Chg
Chile	365	266	37.2	248	179	38.5
Colombia	232	220	5.5	183	178	2.8
Brazil - Generation	128	98	30.6	111	84	32.1
Brazil - Transmission	55	68	(19.1)	38	54	(29.6)
Peru	154	127	21.3	114	90	26.7
Argentina - Generation	93	123	(24.4)	66	101	(34.7)
Argentina - Transmission	10	12	(16.7)	8	12	(33.3)
TOTAL	1,037	914	13.5	768	698	10.1

Generation and transmission

Chile

In 2005, Chilean generation was impacted by the gas supply problems affecting thermal plants, which required substituting gas with more expensive liquid fuels.

For ENDESA’s subsidiaries, however, this issue was more than offset by the 11.7% increase in energy generated from hydro plants, specially thanks to the start up of operations of the Ralco plant in September 2004 and the increase of the node price, which was derived from the change in the energy matrix caused by the gas supply crisis. For these reasons, EBIT rose to Euro 248 million in 2005, up by 38.5% compared to 2004.

Colombia

Although power output in 2005 was virtually unchanged compared to 2004, the positive evolution of the Colombian peso vs. the euro allowed the Colombian subsidiary to report EBITDA of Euro 232 million and EBIT of Euro 183 million, increases of 5.5% and 2.8% respectively.

Brazil (Generation)

Total electricity generation in Brazil fell by 13.8% reflecting gas supply problems at Endesa Fortaleza. However, favourable exchange rate movements, together with positive price trends and lower fuel consumption, underpinned a 30.6% rise in EBITDA and a 32.1% jump in EBIT to Euro 128 million and Euro 111 million, respectively.

Brazil (Transmission)

The difficulties of the unavailability of electricity in Argentina to export to Brazil due to the above-mentioned gas supply restrictions had a negative impact on results of the interconnection, leading to an EBIT of Euro 38 million, Euro 16 million lower than in 2004.

Peru

Generation sales reached Euro 299 million in 2005, a 3.5% increase compared to 2004. The impact of lower prices due to higher hydro output was offset by the 21.9% rise in volumes generated.

Higher hydro output drove a Euro 35 million reduction in the cost of fuel, contributing to a Euro 27 million increase in EBITDA and Euro 24 million rise in EBIT, to Euro 154 million and Euro 114 million, respectively.

Argentina

Gas supply problems pushed up fuel costs considerably (by 48.5%), as generators were forced to fall back on more expensive liquid fuels. As a result, although volume sales of electricity rose by 1.7%, margins narrowed.

This meant that EBITDA and EBIT fell by 24.4% and 34.7% to Euro 93 million and Euro 66 million, respectively.

Distribution

Chile

EBITDA and EBIT from distribution were up by 14.3% compared to 2004.

These increases reflect the fact that growth in sales volume to meet higher demand offset the squeeze on margins caused by the latest tariff revision.

Colombia

EBITDA of Colombian distribution rose by 14.6% and EBIT by 18.7%. These rises were due to a 10.5% increase in sales to Euro 400 million - enough to cover the higher costs of buying electricity - and a stronger Colombian peso vs. the euro.

Brazil

Distribution sales in Brazil reached Euro 1,319 million in 2005, a 53.7% increase compared to 2004.

The rise resulted from wider margins as a consequence of the pass-through of generation prices to customers and, to a lesser extent, higher sales volume.

Also, higher income from electricity sales more than covered cost increases, with EBITDA growing by 126.9% compared to 2004 levels to Euro 329 million and EBIT by 172.9% to Euro 262 million.

Peru

Distribution sales in Peru reached Euro 74 million in 2005, a 7.2% increase compared to 2004. EBIT rose in 2005 by Euro 4 million reaching Euro 44 million (+10%).

This was due to a Euro 36 million rise in sales vs. 2004 to Euro 298 million, compared to a rise in electricity costs of just Euro 22 million.

Argentina

EBITDA and EBIT of the Argentine distribution business were down by Euro 8 million and Euro 12 million, respectively, on 2004.

This was largely because the 2004 figures included income of Euro 10 million corresponding to the compensation received from Alstom due to the Azopardo supply incident.

The rest reflected greater energy purchases and fixed costs, which were not offset by higher sales. This situation could change going forward after the upcoming tariff review.

Financial strength: 3% improvement in financial results

Net financial expense from the business in Latin America in 2005 totalled Euro 524 million, Euro 16 million lower than in 2004.

Exchange rate differences switched from losses of Euro 87 million in 2004 to gains of Euro 16 million in 2005, a difference of Euro 103 million.

Net interest expense totalled Euro 540 million, Euro 87 million or 19.2% higher than in 2004. The rise was due to the euro’s trend vs. Latin American currencies and the dollar, which drove up debt denominated in these currencies in euro terms and hence increased interest payments on foreign-denominated debt.

Net debt at ENDESA’s Latin American business stood at Euro 6,109 million at 31 December 2005, up by Euro 759 million since the start of the year.

This increase in net debt is fundamentally due to the depreciation of the euro against the currencies in which Latam subsidiaries hold their debt, which has risen by Euro 912 million as a result.

Stripping out currency effects, debt of the Latin American business would have fallen by Euro 153 million, after paying dividends and capital reductions to Group and minority shareholders totalling Euro 533 million.

Enersis and Endesa Chile in the financial markets

The strong operating performance by ENDESA’s Latin American business was mirrored by gains by Enersis and Endesa Chile stocks, which rose by 18.7% and 55.1%, respectively on the Santiago de Chile Exchange in 2005.

On the New York Stock Exchange, Enersis gained 29.1% in 2005 and Endesa Chile 67.9%.

Cash flow: up 25.3%

Cash flow generated by the group’s business in Latin America totalled Euro 1,180 million in 2005, an increase of 25.3% with respect to 2004.

Investments: Euro 670 million

Investments in the Latin American business totalled Euro 670 million in 2005. Of this, Euro 600 million was capex. The breakdown is as follows:

CAPITAL EXPENDITURES IN LATIN AMERICA
	Euro million
	2005	2004	% Chg
Generation	166	168	(1.2)
Distribution and Transmission	390	251	55.4
Others	44	59	(25.4)
Total	600	478	25.5

In the fourth quarter of 2005, ENDESA sold its 40% holding in Dominican Republic’s CEPM for Euro 20 million, at a gross capital gain of Euro 7 million (Euro 4 million after tax).

Optimisation of the organisational structure

In 2005, ENDESA created the subsidiary Endesa Brasil to bring together all the Group’s operating companies in Brazil, both generation and distribution. ENDESA has a direct stake in Endesa Brasil of 28.48%. The remaining 71.52% is owned by the Enersis Group

Also, as part of the drive to simplify its corporate structure, in 2005 the Group began the process of merging Elesur with Chilectra (Chile) and Edegel with Etevensa (Peru).

Construction of San Isidro II and Palmucho plants (Chile)

In 2005, Endesa Chile continued work on the combined-cycle generation plant San Isidro II, with a final installed capacity of 377MW, as well as the Palmucho hydro-electric station with capacity of 32MW.

Also in Peru work continues on Etevensa II, the second combined-cycle at the Etevensa plant, and on the conversion of Etevensa I to a combined-cycle. Both are expected to be completed in 2006.

ACCOUNTING CRITERIA

ENDESA has prepared its consolidated financial statements for 2005 and 2004 in accordance with the valuation and classification criteria required by International Financial Reporting Standards (IFRS) endorsed by the European Union prevailing on 31 December 2005.

In accordance with IFRS I, the deadline for the transition to IFRS is 1 January 2004. Accordingly, figures to 31 December 2004 have also been drawn up under IFRS to facilitate comparisons. Therefore, they do not correspond to those presented in ENDESA’s 2004 consolidated financial statements, which were prepared under Spanish GAAP.

Under IFRS I, which regulates first-time adoption of IFRS, companies do not need to apply IAS 32 and 39 on financial instruments to figures from the 2004 financial statements presented for comparison purposes. ENDESA has taken up this option and 2004 figures therefore do not include the impact of IAS 32 and 39.

Note, however, that all references to balance sheet items “at 1 January 2005” or “at the start of 2005” refer to the information at 31 December 2004 adjusted for first-time application of IAS 32 and 39.

STATISTICAL APPENDIX

KEY FIGURES

Electricity Generation (GWh)	2005	2004	% Chg
Electricity business in Spain and Portugal	93,625	95,679	(2.1)
Electricity business in Europe	33,749	25,053	34.7
Electricity business in Latin America	57,890	55,106	5.1
TOTAL	185,264	175,838	5.4

Electricity Generation in Spain and Portugal (GWh)	2005	2004	% Chg
Mainland	79,811	82,529	(3.3)
Nuclear	23,020	25,567	(10.0)
Coal	37,018	37,203	(0.5)
Hydroelectric	7,479	10,310	(27.5)
Combined cycle - CCGT	7,757	6,039	28.4
Fuel oil	2,417	1,637	47.6
Renewables/CHP	2,120	1,773	19.6
Non-mainland	13,814	13,150	5.0
TOTAL	93,625	95,679	(2.1)

Electricity Generation in Europe (GWh)	2005	2004	% Chg
Coal	15,880	9,830	61.5
Hydroelectric	2,292	2,392	(4.2)
Combined cycle - CCGT	11,766	6,338	85.6
Fuel oil	3,786	6,483	(41.6)
Wind	25	10	150.0
TOTAL	33,749	25,053	34.7

Electricity Generation in Latin America (GWh)	2005	2004	% Chg
Chile	18,764	16,797	11.7
Argentina	16,154	15,884	1.7
Peru	6,895	5,655	21.9
Colombia	11,864	11,881	(0.1)
Brazil	4,213	4,889	(13.8)
TOTAL	57,890	55,106	5.1

Electricity sales (GWh)	2005	2004	% Chg
Electricity business in Spain and Portugal	100,868	96,731	4.3
Regulated market	64,095	65,762	(2.5)
Deregulated market	36,773	30,969	18.7
Electricity business in Europe	47,221	32,172	46.8
Electricity business in Latin America	55,246	52,314	5.6
Chile	11,851	11,317	4.7
Argentina	14,018	13,322	5.2
Peru	4,530	4,250	6.6
Colombia	10,094	9,656	4.5
Brazil	14,753	13,769	7.1
TOTAL	203,335	181,217	12.2

Gas sales (GWh)	2005	2004	% Chg
Regulated market	2,576	2,697	(4.5)
Deregulated market	18,558	11,728	58.2
TOTAL	21,134	14,424	46.5

Workforce	31-12-05	31-12-04	% Chg
Electricity business in Spain and Portugal	12,709	12,889	(1.4)
Electricity business in Europe	2,153	2,436	(11.6)
Electricity business in Latin America	12,317	11,735	5.0
Other businesses	25	93	(73.1)
TOTAL	27,204	27,153	0.2

FINANCIAL DATA

Key figures	2005	2004	% Chg
Earnings per share - EPS (Euro)	3.01	1.19	152.5
Cash flows per share - CFPS (Euro)	3.98	3.25	22.5
Book value per share - BVPS (Euro)	10.95	8.11**	35.0

Net financial debt (Euro million)	31-12-05	01-01-05	% Chg
Electricity business in Spain and Portugal	11,461	9,586	19.6
Electricity business in Europe	1,286	2,123	(39.4)
Endesa Italia	815	1,293	(37.0)
Other	471	830	(43.3)
Electricity business in Latin America	6,109	5,350	14.2
Enersis	5,207	4,081	27.6
Other	902	1,269	(28.9)
Other businesses	(575)	1,639	(135.1)
TOTAL	18,281	18,698	(2.2)

Financial leverage (%)	112.0	151.2	NA
Net debt/EBITDA (times)	3.0	4.1*	NA
EBITDA interest coverage (times)	5.7	4.6*	NA

“Rating” (18-01-06)	Long term	Short term	Outlook
Standard & Poor’s	A	A-1	Under review (-)
Moody’s	A3	P-2	Negative
Fitch	A	F1	Under review (-)

Main fixed income issues	Spread over IRS (bp)
	31-12-05	31-12-04
3.5 Y EUR700M 4.375% Mat. June 2009	5	17
6.5 Y GBP 400M 6.125% Mat. July 2012	28	33
7.1 Y EUR700M 5.375% Mat. Feb 2013	18	31

Stock market data	31-12-05	31-12-04	% Chg
Market cap (Euro million)	23,525	18,306	28.51%
Number of shares outstanding	1,058,752,117	1,058,752,117	--
Nominal share value (Euro)	1.2	1.2	--

Stock market data	2005	2004	% Chg
Trading volumes (shares)
Madrid stock exchange	2,602,871,497	2,227,994,547	16.8%
NYSE	28,068,500	23,217,800	20.9%
Average daily trading volume (shares)
Madrid stock exchange	10,167,467	8,876,472	14.5%
NYSE	111,383	92,134	20.9%

Share price	High 2005	Low 2005	31-12-05	31-12-04
Madrid stock exchange (Euro)	22.78	16.63	22.22	17.29
NYSE (USD)	27.01	21.63	26.01	23.27

Dividends (Euro cents/share)	Payable against 2005 results
Interim dividend (2 January 2006)	30.50
Final dividend***	209.5
Total DPS	240.00
Pay-out (%)	79.9
Dividend yield (%)	10.80

* As of 31 December 2004.
** As of 1 January 2005.
*** To be proposed to the General Shareholders’ Meeting

NOTE: The results presentation is available for download from endesa’s website (www.endesa.es).

For additional information please contact Alvaro Perez de Lema, North America
Investor Relations Office, telephone # 212 750 7200

http://www.endesa.es

Information memo (forward looking statements)

Investors are urged to read ENDESA’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ENDESA with the SEC are available without charge from the SEC’s website at www.sec.gov and at ENDESA's principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond ENDESA’s control or may be difficult to predict.

Forward looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where ENDESA operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully.

Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

No assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

Madrid, 18 January 2006

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 , JANUARY 1, 2005 AND DECEMBER 31, 2004

					Euro Million

ASSETS	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total fixed assets	45,293	39,902	39,693	5,391	13.51%
Tangible fixed assets	32,313	28,910	28,910	3,403	11.77%
Investment property	71	58	58	13	22.41%
Intagible asset	773	323	323	450	139.32%
Goodwill	4,278	3,556	3,556	722	20.30%
Long term financial investments	3,775	1,382	1,296	2,393	173.15%
Investments in associates	623	2,173	2,191	(1,550)	-71.33%
Deferred tax assets	3,460	3,500	3,359	(40)	-1.14%
Total current assets	9,601	7,306	7,489	2,295	31.41%
Inventories	812	756	756	56	7.41%
Cash and cash equivalents	2,614	2,178	2,178	436	20.02%
Other current assets	6,175	4,372	4,555	1,803	61.86%
Assets held for sale	22			22	N/A
TOTAL ASSETS	54,916	47,208	47,182	7,708	16.33%

EQUITY AND LIABILITIES	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total equity	16,327	12,367	14,133	3,960	32.02%
Atributtable to equity holders of the parent company	11,590	8,536	8,728	3,054	35.78%
Minority interest	4,737	3,831	5,405	906	23.65%
Non-current liabilities	28,630	28,192	26,400	438	1.55%
Deferred revenues	2,062	1,535	1,535	527	34.33%
Preferred shares	1,419	1,409		10	0.71%
Long term provisions	5,097	4,394	4,394	703	16.00%
Long term financial debt	17,168	18,080	17,715	(912)	-5.04%
Other non-current liabilities	1,032	1,032	1,032
Deferred tax liabilities	1,852	1,742	1,724	110	6.31%
Current liabilities	9,959	6,649	6,649	3,310	49.78%
Short term financial debt	2,450	1,541	1,541	909	58.99%
Trade and other payables	7,509	5,108	5,108	2,401	47.00%
TOTAL EQUITY AND LIABILITIES	54,916	47,208	47,182	7,708	16.33%

(1) Includes IAS 32 and 39 effect
(2) Variation from 01.01.05

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

				Euro Million

	31.12.05	31.12.04	Variation
REVENUES	18,229	13,665	4,564	33.40%
Sales	17,508	13,509	3,999	29.60%
Other operating revenues	721	156	565	362.18%

PURCHASES AND SERVICES	9,103	6,292	2,811	44.68%
Energy purchases	3,367	2,356	1,011	42.91%
Fuel procurement costs	3,578	2,724	854	31.35%
Transmission expenses	651	520	131	25.19%
Other variable purchases and services	1,507	692	815	117.77%

GROSS MARGIN	9,126	7,373	1,753	23.78%

Work performed by the entity and capitalized	170	161	9	5.59%

Personnel expenses	1,547	1,393	154	11.06%

Other fixed operating expenses	1,729	1,620	109	6.73%

GROSS OPERATING INCOME (EBITDA)	6,020	4,521	1,499	33.16%

Depreciation and amortization	1,776	1,675	101	6.03%

OPERATING INCOME (EBIT)	4,244	2,846	1,398	49.12%

FINANCIAL INCOME	(1,252)	(1,147)	(105)	9.15%
Net financial expenses	(1,257)	(1,087)	(170)	15.64%
Foreign exchanges	5	(60)	65	108.33%

Share of profit of associates	67	79	(12)	-15.19%

Income from other investments	2	40	(38)	-95.00%

Income from asset sales	1,486	195	1,291	662.05%

INCOME BEFORE TAXES	4,547	2,013	2,534	125.88%

Income tax	790	352	438	124.43%

NET INCOME	3,757	1,661	2,096	126.19%
Attributable to the holders of the parent company	3,182	1,253	1,929	153.95%
Minority interest	575	408	167	40.93%
Net income per share (expressed in euros)	3.01	1.19	1.81	152.45%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

4Q RESULTS				Euro Million

	4Q 05	4Q 04	Variation
REVENUES	4,961	3,510	1,451	41.34%
Sales	4,865	3,539	1,326	37.47%
Other operating revenues	96	(29)	125	431.03%

PURCHASES AND SERVICES	2,333	1,730	603	34.86%
Energy purchases	727	647	80	12.36%
Fuel procurement costs	1,040	766	274	35.77%
Transmission expenses	175	144	31	21.53%
Other variable purchases and services	391	173	218	126.01%

GROSS MARGIN	2,628	1,780	848	47.64%

Work performed by the entity and capitalized	49	50	(1)	-2.00%

Personnel expenses	512	509	3	0.59%

Other fixed operating expenses	544	596	(52)	-8.72%

GROSS OPERATING INCOME (EBITDA)	1,621	725	896	123.59%

Depreciation and amortization	483	480	3	0.63%

OPERATING INCOME (EBIT)	1,138	245	893	364.49%

FINANCIAL INCOME	(504)	(297)	(207)	69.70%
Net financial expenses	(443)	(251)	(192)	76.49%
Foreign exchanges	(61)	(46)	(15)	-32.61%

Share of profit of associates	2	25	(23)	-92.00%

Income from other investments	(6)	22	(28)	-127.27%

Income from asset sales	1,279	38	1,241	3265.79%

INCOME BEFORE TAXES	1,909	33	1,876	5684.85%

Income tax	79	(155)	234	150.97%

NET INCOME	1,830	188	1,642	873.40%
Attributable to the holders of the parent company	1,626	81	1,545	1907.41%
Minority interest	204	107	97	90.65%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Euro Million

	31.12.05	31.12.04
Consolidated income before income taxes	4,547	2,013
Amortization	1,776	1,675
Income from asset sales	(1,486)	(195)
Income tax	(650)	(200)
Provisions payments	(443)	(454)
Other results without cash flow effect	465	579
Cash Flow from operating activities	4,209	3,418

Change in deferred income tax	341	(16)
Change in operating assets/liabilities	(1,188)	246

Net cash provided by operating activities	3,362	3,648

Acquisitions of fixed and intangible assets	(3,247)	(2,262)
Disposal of fixed and intangible assets	183	89
Acquisitions of subsidiaries' stakes	(178)	233
Disposals of subsidiaries' stakes	249	51
Acquisitions of other investments	(1,316)	(663)
Disposal of other investments	3,270	552
Cash flow from changes in perimeter	9	5
Subsidies and other deferred income	312	159
Net cash used for investing activities	(718)	(1,836)

New long-term debt	3,030	1,363
Repayment of long-term debt	(1,737)	(455)
Net cash from financial debt with short term maturity	(2,366)	(1,720)
Proceeds / Payments from treasury stock		44
Dividends paid by the controlling company	(796)	(739)
Dividends paid to minority shareholders	(174)	(77)
Other payments to minority shareholders	(283)	(119)
Net cash used from financing activities	(2,326)	(1,703)

Total net cash	318	109

Effects of exchange rate changes on cash and cash equivalents	118	(22)

Net increase in cash and cash equivalents	436	87

Cash and cash equivalents at beginning of period	2,178	2,091
Cash and cash equivalents at end of period	2,614	2,178

ENDESA S.A. AND SUBSIDIARIES
CHANGES IN TOTAL EQUITY

			Euro Million

	PARENT	MINORITY
	COMPANY	INTEREST	TOTAL

Investments to be sold	237		237
Cash flow hedged	(17)	34	17
Translation differences	807	659	1,466
Actuarial gains and losses in pensions	(323)		(323)
Taxes	23		23

CHANGES IN TOTAL EQUITY	727	693	1,420

Net Income	3,182	575	3,757

ATRIBUTTABLE TO EQUITY IN THE PERIOD	3,909	1,268	5,177

CHANGES IN ACCOUNTING CRITERIA - GROSS EFFECT (IAS 32 & 39)	(283)	(1,574)	(1,857)
Taxes	91		91
CHANGES IN ACCOUNTING CRITERIA - NET EFFECT (IAS 32 & 39)	(192)	(1,574)	(1,766)

CONSOLIDATED BALANCE SHEETS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

					Euro Million

ASSETS	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total fixed assets	24,507	20,843	20,577	3,664	17.58%
Tangible fixed assets	18,176	16,657	16,657	1,519	9.12%
Investment property	4			4	N/A
Intagible asset	720	251	251	469	186.85%
Goodwill	148			148	N/A
Long term financial investments	2,788	898	703	1,890	210.47%
Investments in associates	370	402	402	(32)	-7.96%
Deferred tax assets	2,301	2,635	2,564	(334)	-12.68%
Total current assets	5,675	4,205	4,301	1,470	34.96%
Inventories	548	501	501	47	9.38%
Cash and cash equivalents	1,532	1,306	1,306	226	17.30%
Other current assets	3,595	2,398	2,494	1,197	49.92%
Assets held for sale	22			22	N/A
TOTAL ASSETS	30,204	25,048	24,878	5,156	20.58%

EQUITY AND LIABILITIES	30.09.05	01.01.05 (1)	31.12.04	Variation (2)
Total equity	6,037	4,838	6,435	1,199	24.78%
Atributtable to equity holders of the parent company	5,918	4,722	4,819	1,196	25.33%
Minority interest	119	116	1,616	3	2.59%
Non-current liabilities	18,236	16,240	14,473	1,996	12.29%
Deferred revenues	1,799	1,446	1,446	353	24.41%
Preferred shares	1,419	1,409		10	0.71%
Long term provisions	3,800	3,451	3,451	349	10.11%
Long term financial debt	10,300	9,071	8,731	1,229	13.55%
Other non-current liabilities	400	387	387	13	3.36%
Deferred tax liabilities	518	476	458	42	8.82%
Current liabilities	5,931	3,970	3,970	1,961	49.40%
Short term financial debt	1,188	566	566	622	109.89%
Trade and other payables	4,743	3,404	3,404	1,339	39.34%
TOTAL EQUITY AND LIABILITIES	30,204	25,048	24,878	5,156	20.58%
(1) Includes IAS 32 and 39 effect
(2) Variation from 01.01.05

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
				Euro Million

	31.12.05	31.12.04	Variation
REVENUES	9,274	6,719	2,555	38.03%
Sales	8,761	6,648	2,113	31.78%
Other operating revenues	513	71	442	622.54%

PURCHASES AND SERVICES	4,072	2,367	1,705	72.03%
Energy purchases	875	434	441	101.61%
Fuel procurement costs	2,057	1,546	511	33.05%
Transmission expenses	273	189	84	44.44%
Other variable purchases and services	867	198	669	337.88%

GROSS MARGIN	5,202	4,352	850	19.53%

Work performed by the entity and capitalized	139	133	6	4.51%

Personnel expenses	1,041	985	56	5.69%

Other fixed operating expenses	1,034	1,028	6	0.58%

GROSS OPERATING INCOME (EBITDA)	3,266	2,472	794	32.12%

Depreciation and amortization	1,002	1,040	(38)	-3.65%

OPERATING INCOME (EBIT)	2,264	1,432	832	58.10%

FINANCIAL INCOME	(609)	(491)	(118)	24.03%
Net financial expenses	(602)	(501)	(101)	20.16%
Foreign exchanges	(7)	10	(17)	-170.00%

Share of profit of associates	44	46	(2)	-4.35%

Income from other investments	6	23	(17)	-73.91%

Income from asset sales	96	71	25	35.21%

INCOME BEFORE TAXES	1,801	1,081	720	66.60%

Income tax	434	124	310	250.00%

NET INCOME	1,367	957	410	42.84%
Attributable to the holders of the parent company	1,358	888	470	52.93%
Minority interest	9	69	(60)	-86.96%

4Q CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
				Euro Million

	4Q 05	4Q 04	Variation
REVENUES	2,623	1,628	995	61.12%
Sales	2,586	1,652	934	56.54%
Other operating revenues	37	(24)	61	-254.17%

PURCHASES AND SERVICES	1,080	708	372	52.54%
Energy purchases	226	144	82	56.94%
Fuel procurement costs	564	439	125	28.47%
Transmission expenses	97	57	40	70.18%
Other variable purchases and services	193	68	125	183.82%

GROSS MARGIN	1,543	920	623	67.72%

Work performed by the entity and capitalized	39	40	(1)	-2.50%

Personnel expenses	368	380	(12)	-3.16%

Other fixed operating expenses	328	348	(20)	-5.75%

GROSS OPERATING INCOME (EBITDA)	886	232	654	281.90%

Depreciation and amortization	256	248	8	3.23%

OPERATING INCOME (EBIT)	630	(16)	646	4037.50%

FINANCIAL INCOME	(250)	(99)	(151)	152.53%
Net financial expenses	(246)	(104)	(142)	136.54%
Foreign exchanges	(4)	5	(9)	-180.00%

Share of profit of associates	2	14	(12)	-85.71%

Income from other investments	4	5	(1)	-20.00%

Income from asset sales	(6)	31	(37)	-119.35%

INCOME BEFORE TAXES	380	(65)	445	-684.62%

Income tax	70	(129)	199	-154.26%

NET INCOME	310	64	246	384.38%
Attributable to the holders of the parent company	307	43	264	613.95%
Minority interest	3	21	(18)	-85.71%

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
		Euro Million

	31.12.05	31.12.04
Consolidated income before income taxes	1,801	1,081
Amortization	1,002	1,040
Income from asset sales	(96)	(72)
Income tax	29	6
Provisions payments	(399)	(415)
Other results without cash flow effect	332	338
Cash Flow from operating activities	2,669	1,978

Change in deferred income tax	(208)	(126)
Change in operating assets/liabilities	(1,222)	(233)

Net cash provided by operating activities	1,239	1,619

Acquisitions of fixed and intangible assets	(2,301)	(1,429)
Disposal of fixed and intangible assets	149	53
Acquisitions of subsidiaries' stakes	(151)
Disposals of subsidiaries' stakes
Acquisitions of other investments	(980)	(130)
Disposal of other investments	15	194
Cash flow from change in perimeter	9	11
Subsidies and other deferred income	298	147
Net cash used for investing activities	(2,961)	(1,154)

New long-term debt	1,193	72
Repayment of long-term debt	2,133	761
Net cash from financial debt with short term maturity	(1,501)	(770)
Proceeds / Payments from treasury stock		44
Dividends paid by the controlling company	132	(739)
Dividends paid to minority shareholders	(9)	(73)
Other payments to minority shareholders
Capital contribution from minority shareholders
Net cash used from financing activities	1,948	(705)

Total net cash	226	(240)

Effects of exchange rate changes on cash and cash equivalents

Net increase in cash and cash equivalents	226	(240)

Cash and cash equivalents at beginning of period	1,306	1,546
Cash and cash equivalents at end of period	1,532	1,306

CONSOLIDATED BALANCE SHEETS
EUROPE ELECTRICITY BUSINESS
					Euro Million

ASSETS	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total fixed assets	5,692	5,367	5,365	325	6.06%
Tangible fixed assets	3,572	3,532	3,532	40	1.13%
Intagible asset	74	14	14	60	428.57%
Goodwill	1,471	1,507	1,507	(36)	-2.39%
Long term financial investments	151	41	41	110	268.29%
Investments in associates	78	112	112	(34)	-30.36%
Deferred tax assets	346	161	159	185	114.91%
Total current assets	1,145	833	833	312	37.45%
Inventories	150	189	189	(39)	-20.63%
Cash and cash equivalents	127	61	61	66	108.20%
Other current assets	868	583	583	285	48.89%
TOTAL ASSETS	6,837	6,200	6,198	637	10.27%

EQUITY AND LIABILITIES	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total equity	2,834	2,302	2,306	532	23.11%
Atributtable to equity holders of the parent company	1,979	1,664	1,667	315	18.93%
Minority interest	855	638	639	217	34.01%
Non-current liabilities	2,704	2,953	2,947	(249)	-8.43%
Deferred revenues	148	9	9	139	1544.44%
Long term provisions	342	254	254	88	34.65%
Long term financial debt	1,390	1,887	1,881	(497)	-26.34%
Other non-current liabilities	503	535	535	(32)	-5.98%
Deferred tax liabilities	321	268	268	53	19.78%
Current liabilities	1,299	945	945	354	37.46%
Short term financial debt	23	297	297	(274)	-92.26%
Trade and other payables	1,276	648	648	628	96.91%
TOTAL EQUITY AND LIABILITIES	6,837	6,200	6,198	637	10.27%

(1) Includes IAS 32 and 39 effect
(2) Variation from 01.01.05

CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
				Euro Million
	31.12.05	31.12.04	Variation
REVENUES	3,720	2,576	1,144	44.41%
Sales	3,598	2,557	1,041	40.71%
Other operating revenues	122	19	103	542.11%

PURCHASES AND SERVICES	2,497	1,746	751	43.01%
Energy purchases	1,087	862	225	26.10%
Fuel procurement costs	1,189	817	372	45.53%
Transmission expenses	10	31	(21)	-67.74%
Other variable purchases and services	211	36	175	486.11%

GROSS MARGIN	1,223	830	393	47.35%

Work performed by the entity and capitalized	9	10	(1)	-10.00%

Personnel expenses	161	115	46	40.00%

Other fixed operating expenses	184	190	(6)	-3.16%

GROSS OPERATING INCOME (EBITDA)	887	535	352	65.79%

Depreciation and amortization	269	165	104	63.03%

OPERATING INCOME (EBIT)	618	370	248	67.03%

FINANCIAL INCOME	(64)	(62)	(2)	3.23%
Net financial expenses	(63)	(63)		0.00%
Foreign exchange	(1)	1	(2)	-200.00%

Share of profit of associates	9	10	(1)	-10.00%

Income from other investments				N/A

Income from asset sales	84		84	N/A

INCOME BEFORE TAXES	647	318	329	103.46%

Income tax	104	114	(10)	-8.77%

NET INCOME	543	204	339	166.18%
Attributable to the holders of the parent company	425	169	256	151.48%
Minority interest	118	35	83	237.14%

4Q CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
				Euro Million

	4Q 05	4Q 04	Variation
REVENUES	836	779	57	7.32%
Sales	800	768	32	4.17%
Other operating revenues	36	11	25	227.27%

PURCHASES AND SERVICES	557	503	54	10.74%
Energy purchases	123	221	(98)	-44.34%
Fuel procurement costs	367	253	114	45.06%
Transmission expenses	(9)	15	(24)	-160.00%
Other variable purchases and services	76	14	62	442.86%

GROSS MARGIN	279	276	3	1.09%

Work performed by the entity and capitalized	3	5	(2)	-40.00%

Personnel expenses	44	54	(10)	-18.52%

Other fixed operating expenses	53	108	(55)	-50.93%

GROSS OPERATING INCOME (EBITDA)	185	119	66	55.46%

Depreciation and amortization	82	67	15	22.39%

OPERATING INCOME (EBIT)	103	52	51	98.08%

FINANCIAL INCOME	(20)	(17)	(3)	17.65%
Net financial expenses	(19)	(18)	(1)	5.56%
Foreign exchange	(1)	1	(2)	-200.00%

Share of profit of associates		3	(3)	-100.00%

Income from asset sales

INCOME BEFORE TAXES	83	38	45	118.42%

Income tax	(97)	2	(99)	-4950.00%

NET INCOME	180	36	144	400.00%
Attributable to the holders of the parent company	142	29	113	389.66%
Minority interest	38	7	31	442.86%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS
		Euro Million

	31.12.05	31.12.04
Consolidated income before income taxes	647	318
Amortization	269	165
Income from asset sales	(84)
Income tax	(241)	(3)
Provisions payments	(6)	(14)
Other results without cash flow effect	1	45
Cash Flow from operating activities	586	511

Change in deferred income tax	210	(11)
Change in operating assets/liabilities	186	(40)

Net cash provided by operating activities	982	460

Acquisitions of fixed and intangible assets	(364)	(336)
Disposal of fixed and intangible assets	2
Acquisitions of subsidiaries' stakes	(10)	233
Disposals of subsidiaries' stakes	159
Disposal of other investments	203	15
Acquisitions of other investments	(15)	(51)
Net cash used for investing activities	(25)	(139)

New long-term debt	1,174	168
Repayment of long-term debt	(1,567)	(235)
Net cash from financial debt with short term maturity	(375)	(227)
Dividends paid by the controlling company	(95)
Dividends paid to minority shareholders	(28)	(4)
Other payments to minority shareholders
Capital contribution from minority shareholders
Net cash used from financing activities	(891)	(298)

Total net cash	66	23

Net increase in cash and cash equivalents	66	23

Cash and cash equivalents at beginning of period	61	38
Cash and cash equivalents at end of period	127	61

CONSOLIDATED BALANCE SHEETS
LATIN AMERICAN ELECTRICITY BUSINESS

					Euro Million

ASSETS	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total fixed assets	14,755	11,943	11,984	2,812	23.55%
Tangible fixed assets	10,565	8,715	8,715	1,850	21.23%
Investment property	67	58	58	9	15.52%
Intagible asset	69	58	58	11	18.97%
Goodwill	2,659	2,049	2,049	610	29.77%
Long term financial investments	574	390	499	184	47.18%
Investments in associates	167	183	183	(16)	-8.74%
Deferred tax assets	654	490	422	164	33.47%
Total current assets	2,381	2,213	2,300	168	7.59%
Inventories	114	65	65	49	75.38%
Cash and cash equivalents	577	811	811	(234)	-28.85%
Other current assets	1,690	1,337	1,424	353	26.40%
Assets held for sale	0			0	N/A
TOTAL ASSETS	17,136	14,156	14,284	2,980	21.05%

EQUITY AND LIABILITIES	31.12.05	01.01.05 (1)	31.12.04	Variation (2)
Total equity	6,927	5,344	5,491	1,583	29.62%
Atributtable to equity holders of the parent company	3,164	2,267	2,341	897	39.57%
Minority interest	3,763	3,077	3,150	686	22.29%
Non-current liabilities	7,589	7,183	7,164	406	5.65%
Deferred revenues	115	80	80	35	43.75%
Long term provisions	890	671	671	219	32.64%
Long term financial debt	5,478	5,509	5,490	(31)	-0.56%
Other non-current liabilities	122	100	100	22	22.00%
Deferred tax liabilities	984	823	823	161	19.56%
Current liabilities	2,620	1,629	1,629	991	60.83%
Short term financial debt	1,208	652	652	556	85.28%
Trade and other payables	1,412	977	977	435	44.52%
TOTAL EQUITY AND LIABILITIES	17,136	14,156	14,284	2,980	21.05%

(1) Includes IAS 32 and 39 effect
(2) Variation from 01.01.05

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS
				Euro Million
	31.12.05	31.12.04	Variation
REVENUES	5,232	4,357	875	20.08%
Sales	5,149	4,297	852	19.83%
Other operating revenues	83	60	23	38.33%

PURCHASES AND SERVICES	2,534	2,177	357	16.40%
Energy purchases	1,405	1,060	345	32.55%
Fuel procurement costs	332	360	(28)	-7.78%
Transmission expenses	368	300	68	22.67%
Other variable purchases and services	429	457	(28)	-6.13%

GROSS MARGIN	2,698	2,180	518	23.76%

Work performed by the entity and capitalized	22	18	4	22.22%

Personnel expenses	337	285	52	18.25%

Other fixed operating expenses	505	391	114	29.16%

GROSS OPERATING INCOME (EBITDA)	1,878	1,522	356	23.39%

Depreciation and amortization	502	468	34	7.26%

OPERATING INCOME (EBIT)	1,376	1,054	322	30.55%

FINANCIAL INCOME	(524)	(540)	16	2.96%
Net financial expenses	(540)	(453)	(87)	-19.21%
Foreign exchange	16	(87)	103	118.4%

Share of profit of associates	6	16	(10)	-62.50%

Income from other investments	6	0	6	N/A

Income from asset sales	14	2	12	600.00%

INCOME BEFORE TAXES	878	532	346	65.04%

Income tax	168	101	67	66.34%

NET INCOME	710	431	279	64.73%
Attributable to the holders of the parent company	262	127	135	106.30%
Minority interest	448	304	144	47.37%

4Q CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS
				Euro Million

	4Q 05	4Q 04	Variation
REVENUES	1,501	1,096	405	36.95%
Sales	1,479	1,114	365	32.76%
Other operating revenues	22	(18)	40	222.22%

PURCHASES AND SERVICES	696	518	178	34.36%
Energy purchases	378	282	96	34.04%
Fuel procurement costs	109	73	36	49.32%
Transmission expenses	87	72	15	20.83%
Other variable purchases and services	122	91	31	34.07%

GROSS MARGIN	805	578	227	39.27%

Work performed by the entity and capitalized	7	5	2	40.00%

Personnel expenses	97	74	23	31.08%

Other fixed operating expenses	160	132	28	21.21%

GROSS OPERATING INCOME (EBITDA)	555	377	178	47.21%

Depreciation and amortization	143	163	(20)	-12.27%

OPERATING INCOME (EBIT)	412	214	198	92.52%

FINANCIAL INCOME	(234)	(160)	(74)	46.25%
Net financial expenses	(178)	(106)	(72)	67.92%
Foreign exchange	(56)	(54)	(2)	-3.70%

Share of profit of associates		9	(9)	-100.00%

Income from other investments	2		2	N/A

Income from asset sales	11	1	10	1000.00%

INCOME BEFORE TAXES	191	64	127	198.44%

Income tax	(48)	(33)	(15)	45.45%

NET INCOME	239	97	142	146.39%
Attributable to the holders of the parent company	76	18	58	322.22%
Minority interest	163	79	84	106.33%

STATEMENTS OF CASH FLOWS
LATIN AMERICA ELECTRICITY BUSINESS
		Euro Million

	31.12.05	31.12.04
Consolidated income before income taxes	878	532
Amortization	502	468
Income tax	(271)	(182)
Provisions payments	(38)	(25)
Other results without cash flow effect	109	149
Cash Flow from operating activities	1,180	942

Change in deferred income tax	172	100
Change in operating assets/liabilities	(46)	549

Net cash provided by operating activities	1,306	1,591

Acquisitions of fixed and intangible assets	(581)	(496)
Disposal of fixed and intangible assets	32	36
Acquisitions of subsidiaries' stakes	(17)
Disposals of subsidiaries' stakes
Acquisitions of other investments	(91)	(33)
Disposal of other investments	40	41
Subsidies and other deferred income	14	12
Net cash used for investing activities	(603)	(440)

New long-term debt	569	603
Repayment of long-term debt	(597)	(661)
Net cash from financial debt with short term maturity	(494)	(642)
Dividends paid by the controlling company	(113)
Dividends paid to minority shareholders	(137)
Other payments to minority shareholders	(283)	(119)
Net cash used from financing activities	(1,055)	(819)

Total net cash	(352)	332

Effects of exchange rate changes on cash and cash equivalents	118	(22)

Net increase in cash and cash equivalents	(234)	310

Cash and cash equivalents at beginning of period	811	501
Cash and cash equivalents at end of period	577	811

CONSOLIDATED BALANCE SHEETS
OTHER BUSINESSES
					Euro Million

ASSETS	31.12.05	01.01.05(1)	31.12.04	Variation (2)
Total fixed assets	788	1,749	1,767	(961)	-54.95%
Tangible fixed assets		6	6	(6)	-100.00%
Long term financial investments	621	53	53	568	1071.70%
Investments in associates	8	1,476	1,494	(1,468)	-99.46%
Deferred tax assets	159	214	214	(55)	-25.70%
Total current assets	400	55	55	345	627.27%
Inventories		1	1	(1)	-100.00%
Cash and cash equivalents	378			378	N/A
Other current assets	22	54	54	(32)	-59.26%
TOTAL ASSETS	1,188	1,804	1,822	(616)	-34.15%

EQUITY AND LIABILITIES	30.09.05	01.01.05 (1)	31.12.04	Variation (2)
Total equity	529	(117)	(99)	646	552.14%
Atributtable to equity holders of the parent company	529	(117)	(99)	646	552.14%
Non-current liabilities	101	1,816	1,816	(1,715)	-94.44%
Long term provisions	65	18	18	47	261.11%
Long term financial debt		1,613	1,613	(1,613)	-100.00%
Other non-current liabilities	7	10	10	(3)	-30.00%
Deferred tax liabilities	29	175	175	(146)	-83.43%
Current liabilities	558	105	105	453	431.43%
Short term financial debt	31	26	26	5	19.23%
Trade and other payables	527	79	79	448	567.09%
TOTAL EQUITY AND LIABILITIES	1,188	1,804	1,822	(616)	-34.15%

(1) Includes IAS 32 and 39 effect
(2) Variation from 01.01.05

CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
				Euro Million
	31.12.05	31.12.04	Variation
REVENUES	3	13	(10)	-76.92%
Sales		7	(7)	-100.00%
Other operating revenues	3	6	(3)	-50.00%

PURCHASES AND SERVICES		2	(2)	-100.00%
Fuel procurement costs		1	(1)	-100.00%
Other variable purchases and services		1	(1)	-100.00%

GROSS MARGIN	3	11	(8)	-72.73%

Personnel expenses	8	8		0.00%

Other fixed operating expenses	6	11	(5)	-45.45%

GROSS OPERATING INCOME (EBITDA)	(11)	(8)	(3)	-37.50%

Depreciation and amortization	3	2	1	50.00%

OPERATING INCOME (EBIT)	(14)	(10)	(4)	-40.00%

FINANCIAL INCOME	(55)	(54)	(1)	1.85%
Net financial expenses	(52)	(70)	18	-25.71%
Foreign exchanges	(3)	16	(19)	-118.75%

Share of profit of associates	8	7	1	14.29%

Income from other investments	(10)	17	(27)	-158.82%

Income from asset sales	1,292	122	1,170	959.02%

INCOME BEFORE TAXES	1,221	82	1,139	1389.02%

Income tax	84	13	71	546.15%

NET INCOME	1,137	69	1,068	1547.83%
Attributable to the holders of the parent company	1,137	69	1,068	1547.83%

4Q CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
				Euro Million

	4Q 05	4Q 04	Variation
REVENUES	1	7	(6)	-85.71%
Sales		5	(5)	-100.00%
Other operating revenues	1	2	(1)	-50.00%

PURCHASES AND SERVICES		1	(1)	-100.00%
Fuel procurement costs		1	(1)	-100.00%

GROSS MARGIN	1	6	(5)	-83.33%

Personnel expenses	3	1	2	200.00%

Other fixed operating expenses	3	8	(5)	-62.50%

GROSS OPERATING INCOME (EBITDA)	(5)	(3)	(2)	66.67%

Depreciation and amortization	2	2

OPERATING INCOME (EBIT)	(7)	(5)	(2)	40.00%

FINANCIAL INCOME		(21)	21	-100.00%
Net financial expenses		(23)	23	-100.00%
Foreign exchange		2	(2)	-100.00%

Share of profit of associates		(1)	1	-100.00%

Income from other investments	(12)	17	(29)	-170.59%

Income from asset sales	1,274	6	1,268	21133.33%

INCOME BEFORE TAXES	1,255	(4)	1,259	31475.00%

Income tax	154	5	149	2980.00%

NET INCOME	1,101	(9)	1,110	12333.33%
Attributable to the holders of the parent company	1,101	(9)	1,110	12333.33%

STATEMENTS OF CASH FLOWS
OTHER BUSINESSES
		Euro Million

	31.12.05	31.12.04
Consolidated income before income taxes	1,221	82
Amortization	3	2
Income from asset sales	(1,292)	(122)
Income tax	(167)	(21)
Other results without cash flow effect	9	46
Cash Flow from operating activities	(226)	(13)

Change in deferred income tax	167	21
Change in operating assets/liabilities	(106)	(30)

Net cash provided by operating activities	(165)	(22)

Acquisitions of fixed and intangible assets	(1)	(1)
Disposal of fixed and intangible assets	7
Acquisitions of subsidiaries' stakes
Disposals of subsidiaries' stakes	90	51
Acquisitions of other investments	(230)	(449)
Disposal of other investments	3,005	302
Cash flow from change in perimeter		(6)
Net cash used for investing activities	2,871	(103)

New long-term debt	94	520
Repayment of long-term debt	(1,706)	(320)
Net cash from financial debt with short term maturity	4	(81)
Dividends paid by the controlling company	(720)
Net cash used for financing activities	(2,328)	119

Total net cash	378	(6)

Net increase in cash and cash equivalents	378	(6)

Cash and cash equivalents at beginning of period		6
Cash and cash equivalents at end of period	378

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2005
				Euro Million
			Corporate
			Structure,
	Generation &		Services	Electricity Business
ASSETS	Supply	Distribution	& Adjustments	Spain & Portugal
Total fixed assets	11,858	10,220	2,429	24,507
Tangible fixed assets	9,153	8,592	431	18,176
Investment property		4		4
Intagible asset	539	142	39	720
Goodwill	148			148
Long term financial investments	841	379	1,568	2,788
Investments in associates	273	11	86	370
Deferred tax assets	904	1,092	305	2,301
Total current assets	4,237	1,981	(543)	5,675
Inventories	534	19	(5)	548
Cash and cash equivalents	121	25	1,386	1,532
Other current assets	3,582	1,937	(1,924)	3,595
Investments held for sale		22		22
TOTAL ASSETS	16,095	12,223	1,886	30,204

EQUITY AND LIABILITIES
Total equity	4,448	1,733	(144)	6,037
Atributtable to equity holders of the parent company	4,430	1,723	(235)	5,918
Minority interest	18	10	91	119
Non-current liabilities	6,051	8,359	3,826	18,236
Deferred revenues	86	1,720	(7)	1,799
Preferred shares			1,419	1,419
Long term provisions	1,608	1,874	318	3,800
Long term financial debt	4,008	4,374	1,918	10,300
Other non-current liabilities	108	293	(1)	400
Deferred tax liabilities	241	98	179	518
Current liabilities	5,596	2,131	(1,796)	5,931
Short term financial debt	554	205	429	1,188
Trade and other payables	5,042	1,926	(2,225)	4,743
TOTAL EQUITY AND LIABILITIES	16,095	12,223	1,886	30,204

Consolidated Statement of Income Spain & Portugal by business line for the period ended December 31, 2005
				Euro Million
			Corporate
			Structure,
	Generation &		Services	Electricity Business
	Supply	Distribution	& Adjustments	Spain & Portugal
REVENUES	8,140	1,944	(810)	9,274
Sales	7,740	1,824	(803)	8,761
Other operating revenues	400	120	(7)	513

PURCHASES AND SERVICES	4,761	138	(827)	4,072
Energy purchases	1,017	2	(144)	875
Fuel procurement costs	2,057			2,057
Transmission expenses	828	1	(556)	273
Other variable purchases and services	859	135	(127)	867

GROSS MARGIN	3,379	1,806	17	5,202

Work performed by the entity and capitalized	7	116	16	139

Personnel expenses	391	518	132	1,041

Other fixed operating expenses	678	515	(159)	1,034

GROSS OPERATING INCOME (EBITDA)	2,317	889	60	3,266

Depreciation and amortization	571	410	21	1,002

OPERATING INCOME (EBIT)	1,746	479	39	2,264

FINANCIAL INCOME	(241)	(250)	(118)	(609)
Net financial expenses	(241)	(250)	(111)	(602)
Foreign exchanges			(7)	(7)

Share of profit of associates	41	3		44

Income from other investments	1	2	3	6

Income from asset sales		106	(10)	96

INCOME BEFORE TAXES	1,547	340	(86)	1,801

Income tax	401	138	(105)	434

NET INCOME	1,146	202	19	1,367
Attributable to the holders of the parent company	1,144	199	15	1,358
Minority interest	2	3	4	9

Consolidated Statement of Income Spain & Portugal by business line for the period ended December 31, 2004

				Euro Million
			Corporate
			Structure,
	Generation &		Services	Electricity Business
	Supply	Distribution	& Adjustments	Spain & Portugal
REVENUES	5,506	1,862	(649)	6,719
Sales	5,461	1,762	(575)	6,648
Other operating revenues	45	100	(74)	71

PURCHASES AND SERVICES	2,937	88	(658)	2,367
Energy purchases	495		(61)	434
Fuel procurement costs	1,554	1	(9)	1,546
Transmission expenses	608	1	(420)	189
Other variable purchases and services	280	86	(168)	198

GROSS MARGIN	2,569	1,774	9	4,352

Work performed by the entity and capitalized	13	108	12	133

Personnel expenses	393	441	151	985

Other fixed operating expenses	664	540	(176)	1,028

GROSS OPERATING INCOME (EBITDA)	1,525	901	46	2,472

Depreciation and amortization	628	390	22	1,040

OPERATING INCOME (EBIT)	897	511	24	1,432

FINANCIAL INCOME	(186)	(181)	(124)	(491)
Net financial expenses	(186)	(182)	(133)	(501)
Foreign exchanges		1	9	10

Share of profit of associates	45	1		46

Income from other investments	23			23

Income from asset sales		48	23	71

INCOME BEFORE TAXES	779	379	(77)	1,081

Income tax	166	85	(127)	124

NET INCOME	613	294	50	957
Attributable to the holders of the parent company	612	291	(15)	888
Minority interest	1	3	65	69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: December 18th, 2006	By:	/s/ Álavaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations